Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2026 and 2025 (expressed in U.S. dollars)

DeFi Technologies Inc.

Table of Contents

Condensed consolidated interim statements of financial position	3
Condensed consolidated interim statements of operations and comprehensive income	4
Condensed consolidated interim statements of cash flows	5
Condensed consolidated interim statements of changes in shareholders’ equity	6
Notes to the condensed consolidated interim financial statements	7-52

DeFi Technologies Inc.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in U.S. dollars)

		March 31, 2026	December 31, 2025
	Note	$	$

Assets
Current
Cash and cash equivalents	3,23	87,595,108	91,234,090
Client cash deposits	3	546,845	5,615,054
Prepaid expenses and other assets	4	9,998,569	9,596,921
Public investments, at fair value through profit and loss	5,23,26	201,081	272,520
Investment in associate	10	2,390,530	2,423,934
Digital assets	6	192,860,846	356,450,053
Digital assets loaned	6	147,015,371	87,326,227
Digital assets staked	6,7	25,498,997	38,986,741
Equity investments in digital assets funds, at FVTPL	6,7	56,872,332	75,411,946
Total current assets		522,979,679	667,317,486

Private investments, at fair value through profit and loss	5,23,26	29,064,422	29,372,628
Digital assets	6	33,951	62,367
Digital assets loaned	6	15,942,883	32,761,543
Equity investments in digital assets funds, at FVTPL	6,7	28,245,558	56,570,104
Right-of-use asset	15	2,834,512	2,999,253
Intangible assets	9	-	400,208
Goodwill	9	35,080,194	35,080,194
Total assets		634,181,199	824,563,783
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	11,26,27	5,602,726	9,270,110
Loans payable	12,23	-	2,611,009
Trading liabilities		17,276,335	24,122,640
ETP holders payable	13	444,346,794	622,304,667
Derivative liability		45,088	-
Warrant liability	14	7,808,220	13,599,316
Lease liability - current portion	15	567,449	553,973
Total current liabilities		475,646,612	672,461,715

Lease liability	15	2,400,689	2,548,215
Total non-current liabilities		2,400,689	2,548,215
Total liabilities		478,047,301	675,009,930

Share capital	21	226,098,029	222,974,359
Preferred shares	21	3,190,601	3,190,601
Share-based payments reserves	22	23,049,153	24,972,066
Accumulated other comprehensive income		(1,508,237)	(1,481,289)
Deficit		(94,695,648)	(100,101,884)
Total shareholders’ equity		156,133,898	149,553,853
Total liabilities and shareholders’ equity		634,181,199	824,563,783
Nature of operations and going concern	1
Commitments and contingencies	27

Approved on behalf of the Board of Directors:

“Johan Wattenstrom”	“Per von Rosen”
Director	Director

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.

Condensed Consolidated Interim Statements of Operations and Comprehensive Income

(Expressed in U.S. dollars)

		Three months ended March 31,
		2026	2025
		$	$
			(See Note 2 (e))
Revenues
Staking and lending income	19	1,894,859	3,522,757
Management fees		1,356,716	2,532,855
Trading commissions		2,902,012	2,084,694
Other revenue		115,909	182,750
Revenues excluding realized and net change in unrealized gains (losses)		6,269,496	8,323,056

Realized and net change in unrealized (loss) gain on digital assets	16	(130,089,979)	(159,833,683)
Realized and net change in unrealized (loss) gain on equity investments at FVTPL	17	(39,054,168)	(84,920,897)
Realized and net change in unrealized gain (loss) on ETP payables	18	174,112,856	280,223,955
Realized and net change in unrealized gain (loss) on derivative liabilities		(45,088)	-
Revenues from realized and net change in unrealized gains (losses)		4,923,621	35,469,375
Total revenues		11,193,117	43,792,431

Operating expenses
Operating, general and administration	20	8,487,698	6,322,825
Share based payments	22	1,536,544	5,115,208
Depreciation - equipment		-	103
Amortization - right-of-use assets	15	150,205	-
Amortization - intangibles	9	24,280	373,018
Fees and commissions		1,137,180	1,317,457
Foreign exchange (gain) loss		70,007	(659,168)
Total operating expenses		11,405,914	12,469,443
Operating income (loss)		(212,797)	31,322,988

Realized (loss) gain on investments	5	-	(469,594)
Unrealized (loss) gain on investments	5	(470,158)	2,654
Interest income		442,556	9,013
Interest expense	21	(335,700)	(118,789)
Loss on investment in associate	10	(33,404)	-
Change in fair value of warrant liability	14	5,791,096	-
Bad debt recovery		126,034	-
Impairment loss	9	(375,928)	-
Total other (expenses) income		5,144,496	(576,716)
Net income for the period before taxes		4,931,699	30,746,272
Current income taxes		-	746,452
Net income for the period after taxes		4,931,699	29,999,820
Other comprehensive income
Cumulative translation adjustment		(26,948)	(69,292)
Net income and comprehensive income for the period		4,904,751	29,930,528

Income per share
Basic		0.01	0.10
Diluted		0.01	0.10

Weighted average number of shares outstanding:
Basic		386,635,240	295,591,423
Diluted		406,216,644	295,591,423

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in U.S. dollars)

		Three months ended March 31,
		2026	2025
	Note	$	$
			(See Note 2 (e))
Cash (used in) provided by operations:
Net income for the period after taxes		$4,931,699	$29,999,820
Adjustments to reconcile net (loss) income to cash (used in) operating activities:
Share-based payments	22	1,536,544	5,115,208
Impairment loss	9	375,928	-
Interest expense		-	107,260
Depreciation - equipment		-	103
Amortization - right-of-use asset	15	150,205	-
Amortization - Intangible asset	9	24,280	373,018
Realized loss on investments, net	23	-	469,594
Unrealized loss (gain) on investments, net	23	470,158	(2,654)
Realized and net change in unrealized (loss) gain on digital assets	16	130,089,979	159,833,683
Realized and net change in unrealized gain (loss) on ETP payables	18	(174,112,856)	(280,223,955)
Realized and net change in unrealized (loss) gain on equity investments at FVTPL	17	39,054,168	90,856,821
Staking and lending income	19	(1,894,859)	(9,782,206)
Management fee revenue		(1,356,716)	(2,532,855)
Non-cash ETP settlement		1,046,718	-
Non-cash trading fees		(779,021)	-
Change in fair value of warrant liability	14	(5,791,096)	-
Lease interest expense		66,113	-
Loss on investment in associate		33,404	-
Unrealized loss on foreign exchange		(1,754,526)	1,372,819
		(7,909,878)	(4,413,344)
Adjustment for:
Purchase of digital assets	23	(1,490,011)	(56,990,688)
Disposal of digital assets	23	16,118,787	10,284,740
Disposal of equity investments	23	-	-
Purchase of investments	23	-	(486,969)
Change in client digital assets		-	(1,648,220)
Change in client cash deposit		5,068,209	-
Change in prepaid expenses and deposits		(401,648)	116,772
Change in accounts payable and accrued liabilities		(3,528,634)	(396,375)
Change in trading liabilities		(6,846,305)	(893,794)
Change in derivative liability		45,088	-
Change in loan payable		-	(107,260)
Net cash (used in) operating activities		1,055,608	(54,535,138)
Investing activities
Net cash paid for acquisition of subsidiaries	8	-	(545,681)
Net cash (used in) provided by investing activities		-	(545,681)
Financing activities
Proceeds from ETP holders		73,304,530	229,360,354
Payments to ETP holders		(75,027,441)	(178,925,180)
Loan repaid		(2,611,009)	-
Proceeds from option exercises	22	-	2,353,924
Lease payments	15	(200,163)	-
Net cash provided by financing activities		(4,534,083)	52,789,098
Effect of exchange rate changes on cash and cash equivalents		(160,507)	269,792
Change in cash and cash equivalents		(3,638,982)	(2,021,929)
Cash, beginning of period		91,234,090	15,931,525
Cash and cash equivalents, end of period		$87,595,108	$13,909,596

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollars)

					Share-based payments
	Number of Common Shares	Common Shares	Number of Preferred Shares	Preferred Shares	Options	Deferred Shares Unit (DSU)	Restricted Shares Unit (RSU)	Performance Share Unit (PSU)	Warrants	Share-based Payments Reserve	Accumulated other comprehensive income	Non-controlling interest	Deficit	Total

Balance, December 31, 2025	385,827,975	$222,974,359	4,500,000	$3,190,601	$14,052,954	$9,109,269	$1,191,943	$31,552	$586,348	$24,972,066	$(1,481,289)	$-	$(100,101,884)	$149,553,853
DSU exercised	1,663,750	2,572,420	-	-	-	(2,572,420)	-	-	-	(2,572,420)	-	-		-
RSU conversion	285,514	551,250	-	-	-	-	(551,250)	-	-	(551,250)	-	-	-	-
RSUs cancelled	-	-	-	-	-	-	(106,211)		-	(106,211)	-	-	-	(106,211)
Options expired	-	-	-	-	(474,537)	-	-	-	-	(474,537)	-	-	474,537	-
Directors’ RSUs granted	-	-	-	-	-	-	138,750	-	-	138,750	-	-	-	138,750
Share-based payments	-	-	-	-	232,981	543,857	815,208	50,709	-	1,642,755	-	-	-	1,642,755
Net income and comprehensive income	-	-	-	-	-	-	-	-	-	-	(26,948)	-	4,931,699	4,904,751
Balance, March 31, 2026	387,777,239	$226,098,029	4,500,000	$3,190,601	$13,811,398	$7,080,706	$1,488,440	$82,261	$586,348	$23,049,153	$(1,508,237)	$-	$(94,695,648)	$156,133,898

Balance, December 31, 2024 (See Note 2(e))	321,257,689	$153,294,666	4,500,000	$3,190,601	$16,904,428	$8,768,445	$-	$-	$728,133	$26,401,006	(294,045)	-	(163,448,031)	19,144,197
Acquisition of Neuronomics	186,034	442,722	-	-	-	-	-	-	-	-	-	-	-	442,722
Options exercised	2,747,595	4,771,371	-	-	(2,417,447)	-	-	-	-	(2,417,447)	-	-	-	2,353,924
DSUs exercised	1,439,505	1,249,415	-	-	-	(1,249,415)	-	-	-	(1,249,415)	-	-	-	-
Share-based payments	-	-	-	-	2,229,367	2,885,841	-	-	-	5,115,208	-	-	-	5,115,208
Other	-	-	-	-	-	-	-	-	-	-	(69,292)	-	-	(69,292)
Net income and comprehensive income	-	-	-	-	-	-	-	-	-	-	-	1,484,854	29,999,820	31,484,674
Balance, March 31, 2025	325,630,823	$159,758,174	4,500,000	$3,190,601	$16,716,348	$10,404,871	$-	$-	$728,133	$27,849,352	$(363,337)	$1,484,854	$(133,448,211)	$58,471,433

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

1.	Nature of operations and going concern

DeFi Technologies Inc. (the “Company” or “DeFi”), is a publicly listed company incorporated in the Province of British Columbia and continued under the laws of the Province of Ontario. The Company’s primary stock exchange listing is the CBOE Canada Exchange under the symbol “DEFI”. In May 2025, the Company dual listed its shares on the Nasdaq Capital Markets Exchange under the symbol of “DEFT” to gain improved access to U.S. capital markets. DeFi is a Canadian technology company bridging the gap between traditional capital markets and decentralized finance. The Company generates revenues through the issuance of exchange traded products that synthetically track the value of a single DeFi protocol, investments in various companies and leading protocols across the decentralized finance ecosystem to build a diversified portfolio of decentralized finance assets, providing premium membership for research reports to investors and offering node management of decentralized protocols to support governance, security and transaction validation. The Company’s head office is located at 333 Bay Street, Suite 2400, Toronto, Ontario, Canada, M5H 2R2.

These condensed consolidated interim financial statements were prepared on a going concern basis of presentation, which contemplates the realization of assets and settlement of liabilities as they become due in the normal course of operations for the next fiscal year. As at March 31, 2026, the Company has working capital of $47,333,057 (December 31, 2025 – working capital deficiency of $5,144,229), including cash of $87,595,108 (December 31, 2025 - $91,234,090) and accumulated deficit of $94,722,596 (December 31, 2025 - $100,101,884), and for the three months ended March 31, 2026 had a net income and comprehensive income of $4,904,751 (for the three months ended March 31, 2025 – net income and comprehensive income of $29,930,528). The Company’s current source of operating cash flow is dependent on the success of its business model and operations which are also influenced by cryptocurrency prices and there can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company.

These condensed consolidated interim financial statements do not reflect adjustments in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets and supply chains. Volatility in digital asset prices and supply chain disruptions may adversely affect the Corporation’s business, financial condition, financing options, and results of operations.

2.	Material accounting policy information

(a)	Statement of compliance

These condensed consolidated interim financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 – Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the annual audited consolidated financial statements for the years ended December 31, 2025 and 2024, which was prepared in accordance with IFRS as issued by the IASB. These condensed consolidated interim financial statements of the Company were approved for issue by the Board of Directors on May 14, 2026.

(b)	Basis of consolidation

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are deconsolidated from the date control ceases. The condensed consolidated interim financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiary after eliminating inter-entity balances and transactions.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

These condensed consolidated interim financial statements comprise the financial statements of the Company and its wholly owned subsidiaries Reflexivity LLC, Valour Inc., Valour Europe AG, DeFi Middle East DMCC, Stillman Digital Inc., and Stillman Digital Bermuda Ltd., Valour Funds SPC. Neuronomics AG was 52.5% owned until September 30, 2025 by the Company and was consolidated on the basis of control. On September 30, 2025, the Company’s ownership in Neuronomics dropped to 44.68% and the investment was reclassified to investment in associate. Valour Digital Securities Limited is 0% owned by the Company and consolidated on the basis of control. On February 8, 2026, the Company incorporated Valour Funds SPC to serve as its planned crypto fund. All material intercompany transactions and balances between the Company and its subsidiaries have been eliminated on consolidation. DeFi Holdings (Bermuda) Ltd. was dissolved on January 26, 2026.

Intercompany balances and any unrealized gains and losses or income and expenses arising from intercompany transactions are eliminated in preparing the condensed consolidated interim financial statements.

(c)	Basis of preparation and functional currency

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments and investments that have been measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Foreign currency transactions are recorded at the exchange rate as at the date of the transaction. At each statement of financial position date, monetary assets and liabilities in foreign currencies other than the functional currency are translated using the year end foreign exchange rate. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary assets and liabilities in foreign currencies other than the functional currency are translated using the historical rate. All gains and losses on translation of these foreign currency transactions and balances are included in the profit and loss. The functional currency for DeFi, DeFi Bermuda, Reflexivity LLC, Valour Inc., Valour Europe AG, Stillman Digital Inc., Stillman Digital Bermuda Ltd. and Valour Digital Securities Limited is the U.S Dollar. The functional currency of DeFi Middle East DMCC is the United Arab Emirates Dirham. The functional currency of Neuronomics AG is the Swiss Franc.

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,

●	income and expenses for each statement of loss and comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognized in other comprehensive loss.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities and of borrowings are recognized in other comprehensive loss. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

IFRS does not have clear and definitive guidance on the treatment of custodied digital assets. As such, the Company looked to industry practice and other standard setting bodies, such as SEC Staff Accounting Bulletins (“SAB”) and US GAAP for guidance on the treatment of these assets.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(d)	New and future accounting change

IFRS 7 and IFRS 9 - In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments – Disclosures. The amendments clarify the derecognition of financial liabilities and introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system. The amendments also clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG) - linked features and other similar contingent features and the treatment of nonrecourse assets and contractually linked instruments (CLIs). Further, the amendments mandate additional disclosures in IFRS 7 for financial instruments with contingent features and equity instruments classified at FVOCI. The amendments are effective for annual periods starting on or after January 1, 2026. Adoption of this standard did not have a material impact on the Company’s condensed consolidated interim financial statements.

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods on or after January 1, 2027 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded.

IFRS 18 - In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. The new standard replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new categories and required subtotals in the statement of profit and loss and also requires disclosure of management-defined performance measures. It also includes new requirements for the location, aggregation and disaggregation of financial information. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements. Retrospective application is required and early adoption is permitted.

3.	Cash and cash equivalents

	31-Mar-26	31-Dec-25
Cash at banks	$67,965,700	$73,374,606
Cash at brokers	18,812,946	17,742,923
Cash at digital currency exchanges	816,462	116,561
	$87,595,108	$91,234,090

The Company also holds client cash deposits for trading purposes in the United States and Bermuda and has classified these deposits as client cash deposits on the statement of financial position. As at March 31, 2026, the balance in client cash deposits was $546,845 (December 31, 2025 - $5,615,054).

4.	Prepaid expenses and other assets

	31-Mar-26	31-Dec-25
Prepaid insurance	$-	$167,500
Prepaid expenses	373,813	624,679
Trading receivables	9,034,308	8,214,295
Other assets	590,448	590,447
	$9,998,569	$9,596,921

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

5.	Investments, at fair value through profit and loss

At March 31, 2026, the Company’s investment portfolio consisted of one publicly traded investment and twelve private investments for a total estimated fair value of $29,265,503 (December 31, 2025 – one publicly traded investment and twelve private investments for a total estimated fair value of $29,645,148).

During the three months ended March 31, 2026, the Company had a realized loss of $nil and an unrealized loss of $470,158 (March 31, 2025 – realized loss of $469,594 and an unrealized gain of $2,654) on private and public investments.

Public Investments

At March 31, 2026, the Company’s one public investment had a total fair value of $201,081.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
TenX Protocols Inc.		1,334,000 common shares and 667,000 warrants	$729,965	$201,081	100.0%
Total public investments			$729,965	$201,081	100.0%

At December 31, 2025, the Company’s one public investment had a total fair value of $272,520.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
TenX Protocols Inc.		1,334,000 common shares and 667,000 warrants	$729,965	$272,520	100.0%
Total public investments			$729,965	$272,520	100.0%

Private Investments

At March 31, 2026, the Company’s twelve private investments had a total fair value of $29,064,422.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Amina Bank AG		3,906,250 non-voting shares	$24,749,403	$24,338,445	83.7%
Earnity Inc.		85,142 preferred shares	95,538	-	0.0%
Luxor Technology Corporation		201,633 preferred shares	460,016	526,102	1.8%
SDK:meta, LLC		1,000,000 units	2,495,232	-	0.0%
Skolem Technologies Ltd.		16,354 preferred shares	129,495	-	0.0%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	30,000	-	0.0%
Global Benchmarks AB	(i)	53,300 common shares	199,875	199,875	0.7%
ZKP Corporation	(i)	370,370 common shares	1,000,000	1,000,000	3.4%
CH Technical Solutions SA		25 common shares	3,952,977	-	0.0%
Canada Stablecorp Inc.		303,030 common shares	500,000	500,000	1.7%
Continental Stable Coin		Rights to certain preferred shares	500,000	500,000	1.7%
Bonsol Labs Inc.		Rights to certain preferred shares	2,000,000	2,000,000	6.9%
Total private investments			$36,112,536	$29,064,422	100.0%

(i)	Investments in related party entities - see Note 26

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

5.	Investments, at fair value through profit and loss (continued)

At December 31, 2025, the Company’s twelve private investments had a total fair value of $29,372,628.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Amina Bank AG		3,906,250 non-voting shares	$24,749,403	$24,285,752	82.7%
Earnity Inc.		85,142 preferred shares	95,538	-	0.0%
Luxor Technology Corporation		201,633 preferred shares	460,016	524,963	1.8%
SDK:meta, LLC		1,000,000 units	2,495,232	-	0.0%
Skolem Technologies Ltd.		16,354 preferred shares	129,495	-	0.0%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	30,000	-	0.0%
Global Benchmarks AB	(i)	53,300 common shares	199,875	199,875	0.7%
ZKP Corporation	(i)	370,370 common shares	1,000,000	1,000,000	3.4%
CH Technical Solutions SA		25 common shares	3,952,977	362,038	1.2%
Canada Stablecorp Inc.		303,030 common shares	500,000	500,000	1.7%
Continental Stable Coin		Rights to certain preferred shares	500,000	500,000	1.7%
Bonsol Labs Inc.		Rights to certain preferred shares	2,000,000	2,000,000	6.8%
Total private investments			$36,112,536	$29,372,628	100.0%

(i)	Investments in related party entities - see Note 26

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked

As at March 31, 2026, the Company’s digital assets consisted of the below digital currencies, with a fair value of $381,352,048 (December 31, 2025 - $515,586,931). Digital currencies are recorded at their fair value on the date they are acquired and are revalued to their current market value at each reporting date. Fair value is determined by taking the mid-point price at 17:30 CET from Kraken, Bitfinex, Binance, Coinbase, Bitstamp, Bybit OKX, Vinter, Compass and Gate.IO and other exchanges consistent with the final terms for each ETP. Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Volmex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

The Company’s holdings of digital assets consist of the following:

	March 31, 2026		December 31, 2025
	Quantity	$	Quantity	$
Binance Coin (BNB)	1,548.7372	945,367	1,763.4867	1,520,530
Bitcoin (BTC)	2,663.4200	174,657,889	2,596.9563	223,491,846
Ethereum (ETH)	22,786.9822	46,943,952	21,329.9035	63,656,646
Cardano (ADA)	68,139,566.4803	16,323,322	69,150,950.0310	23,565,970
Polkadot (DOT)	3,240,541.3199	4,067,210	3,340,140.2001	6,035,593
Solana (SOL)	201,607.0843	16,343,796	169,185.2128	21,097,592
Uniswap (UNI)	394,020.1485	1,392,359	399,616.8814	2,332,473
USDC	881,167.8800	2,065,670	-	4,461,378
USDT	1,804,885.1700	13,714,099	-	18,098,752
Litecoin (LTC)	6,233.4300	335,593	11,073.8030	851,800
Dogecoin (DOGE)	53,616,738.4862	4,868,517	56,534,119.7635	6,828,612
Cosmos (ATOM)	3,190.0442	5,388	12,005.8560	23,143
Avalanche (AVAX)	524,220.7375	4,610,704	461,501.5177	5,740,226
Polygon (POL)	523,225.8291	47,007	304,295.6891	31,088
Ripple (XRP)	20,965,336.1353	27,729,096	21,146,529.3119	39,186,475
Enjin (ENJ)	599,727.1912	12,174	576,307.9792	15,849
Tron (TRX)	721,965.3616	225,490	663,171.3819	187,723
Terra Luna (LUNA)	132,532.0000	7,308	141,177.2041	13,436
Shiba Inu (SHIB)	22,197,299,853.3500	131,311	20,643,542,012.0300	143,214
Pyth Network (PYTH)	4,801,974.8533	185,356	4,935,058.3767	280,805
AAVE (AAVE)	5,130.6719	497,510	4,429.5388	652,127
Algorand (ALGO)	1,921,656.4400	170,669	1,380,335.0800	153,904
Aptos Mainnet (APT)	545,290.5290	479,419	517,026.2356	875,222
Arweave (AR)	59,321.1500	101,617	64,940.4200	223,096
Aerodome (AERO0X91)	2,072,115.4417	651,266	2,113,572.4104	917,924
Arbitrum (ARB)	915,541.9600	84,241	1,489,777.0200	280,923
Bitcoin Cash (BCH)	290.8753	136,528	860.1464	511,921
Core (CORE)	12,845,082.1632	357,093	12,500,445.6036	1,377,549
Curve DAO Token (CRV)	4,392,934.1600	931,178	3,939,395.2500	1,442,868
Europa Coin (EURC)	63,864.0300	74,721	605,795.2800	708,780
Fetch.ai (FET)	4,596,327.2767	1,051,180	4,619,586.9000	946,091
Filecoin (FIL)	86,364.7159	71,311	83,678.3922	109,612
The Graph (GRT)	423,474.5100	10,112	542,238.9100	18,229
Hedera (HBAR)	87,034,776.5333	7,387,554	76,729,676.9089	8,317,073
Internet Computer (ICP)	1,828,349.7292	4,164,887	1,778,949.0942	4,866,716
Immutable (IMX)	450,205.7600	62,942	274,878.9400	61,176
Injective (INJ)	346,477.1667	991,687	335,577.3200	1,463,990
Jupiter (JUP)	2,997,266.5789	462,778	3,089,314.6000	583,880
Lido DAO (LDO)	499,346.9400	162,969	513,196.1600	300,384
Chainlink (LINK)	326,938.0488	2,832,488	347,418.3828	4,295,173
NEAR Protocol (NEAR)	1,879,333.7269	2,223,564	1,701,315.2684	2,553,372
Optimism (OP)	136,786.6700	15,053	173,791.6300	46,248
MANTRA (OM)	1,881,045.1867	20,880	453,091.4000	31,807
PAX Gold (PAXG)	9.8683	46,159	0.6905	2,999
Pendle (PDL)	151,576.2333	169,462	182,478.7000	343,772
Quant (QNT)	1,419.3251	99,310	1,014.7880	71,156

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

	March 31, 2026		December 31, 2025
	Quantity	$	Quantity	$
Ripple USD (RLUSD)	49,990.0000	50,020	50,126.0000	50,126
RENDERSOL (RNDR)	1,727,656.1125	2,939,466	1,703,278.0201	2,193,856
THORChain (RUNE)	278,735.5000	112,470	269,953.8000	151,768
Sei Network (SEI1)	13,571,882.3733	662,308	16,419,686.8978	1,848,857
SKY Governance Token (SKY)	621,474.0000	45,492	645,038.0000	37,735
Stacks (STX)	49,304.8000	10,808	47,106.4000	11,744
Sui (SUI)	13,815,098.2146	9,556,313	14,683,690.6345	16,459,983
Bittensor (TAO)	21,237.6654	6,449,828	22,107.9024	4,906,095
The TON Coin (TON)	521,038.3900	634,079	454,318.1948	739,494
Wormhole (W)	4,120,354.4000	59,745	4,760,219.0000	157,563
Tether Gold (XAUT6)	65.8023	302,130	34.4628	149,372
dogwifhat (WIF)	39,649.3600	7,097	56,581.9600	15,277
Worldcoin (WLD2)	988,665.2167	269,807	2,002,365.2100	969,345
Stellar (XLM)	4,066,607.9400	672,245	3,704,385.3200	753,012
StarkNet (STRK1)	3,111,382.0956	107,343	2,990,189.0056	231,441
Sonic Labs (SONICLABS)	3,913,758.5512	159,348	3,959,492.2712	300,086
Akash Network (AKT)	430,662.8394	212,274	375,586.0011	135,737
Kaspa (KAS)	27,366,377.6465	870,251	24,576,822.7965	1,064,176
Official Trump (TRUMP)	4,660.5400	13,954	2,309.3700	10,891
Mantle (MNT)	173,067.9884	117,963	259,308.9369	251,037
Story (IP)	5,446.5482	2,727	5,951.7992	10,187
Crypto.com (CRO)	1,702,523.5662	118,666	1,453,014.1410	132,805
Hyperliquid (HYPE)	42,085.4065	1,545,416	32,103.2182	830,677
UNUS SED LEO (LEO)	1,004.9794	10,041	670.9046	6,266
OKB (OKB)	253.3368	21,029	276.2829	30,051
IOTA (IOTA)	1,420,824.0000	77,719	1,233,469.0000	102,131
Ondo (ONDO)	2,624,206.1433	694,908	1,711,993.3233	634,291
Theta Token (THETA)	119,007.3000	17,803	100,410.4000	26,749
Celestia (TIA)	104,618.5800	30,674	111,295.8400	52,209
Flare (FLR)	3,951,845.7683	30,429	3,689,429.0635	39,108
Pi Network (PI)	126,085.7607	21,863	126,934.2148	25,895
Ethna (ENA)	1,593,152.9900	144,180	1,686,126.1900	340,092
Four (FORM)	33,378.7000	8,058	31,111.1000	10,777
Virtuals Protocol (VIRTUAL)	2,119,532.7778	1,357,773	1,776,320.7111	1,179,832
VeChain (VET)	8,713,323.1000	58,379	4,978,553.8000	52,773
Penut the Squirrel (PNUT)	319,100.9300	12,636	445,601.2200	30,657
Pepe (PEPE)	59,216,468,120.2000	17,980	40,164,090,458.7000	24,082
Zcash (ZEC)	-	-	-	32,569
Canton (CC)	203,427.2751	30,656	-	-
Other Coins	1,901,362,685.1099	53,150	1,903,713,336.9885	45,132
Current		365,375,214		482,763,021
Solana (SOL)	132,000.0000	10,589,953	196,500.0000	24,471,703
SUI (SUI)	8,327,991.5556	5,352,930	8,327,991.5556	8,289,840
Other Coins	271,406,137.0826	33,951	271,406,137.0826	62,367
Long-Term		15,976,834		32,823,910
Total Digital Assets		381,352,048		515,586,931

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

	March 31, 2026	December 31, 2025
	$	$
Current digital assets
Digital assets	192,860,846	356,450,053
Digital assets loaned	147,015,371	87,326,227
Digital assets staked	25,498,997	38,986,741
Total current digital assets	365,375,214	482,763,021
Non-current digital assets
Digital assets	33,951	62,367
Digital assets loaned	15,942,883	32,761,543
Digital assets staked	-	-
Total non-current digital assets	15,976,834	32,823,910
Total digital assets	381,352,048	515,586,931

In addition to the above noted digital assets, the Company has the following equity investments at fair value through profit and loss (“FVTPL”). See Note 7 for further details.

	March 31, 2026
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	195,556.0745	$13,327,426	174,657.4221	$11,903,153	370,213.4966	$25,230,579
Fund A - Avalanche (AVAX)	494,346.2754	$3,738,566	125,386.9082	$948,257	619,733.1836	$4,686,823
		$17,065,992		$12,851,410		$29,917,402

Fund B - Solana (SOL)	349,667.2000	$23,841,160	225,778.8000	$15,394,148	575,446.0000	$39,235,308
Fund B - USD	-	$15,965,180	-	$-	-	$15,965,180
		$39,806,340		$15,394,148		$55,200,488
Total		$56,872,332		$28,245,558		$85,117,890

	December 31, 2025
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	192,949.9577	$19,860,832	220,396.5353	$22,685,979	413,346.4930	$42,546,811
Fund A - Avalanche (AVAX)	503,720.0812	$5,253,822	232,861.4009	$2,428,755	736,581.4821	$7,682,577
		$25,114,654		$25,114,734		$50,229,388

Fund B - Solana (SOL)	470,185.9000	$50,297,296	294,049.0000	$31,455,366	764,234.9000	$81,752,662
Total		$75,411,950		$56,570,100		$131,982,050

The continuity of digital assets for the periods ended March 31, 2026 and December 31, 2025 is as follows:

	March 31, 2026	December 31, 2025
Opening balance	$515,586,931	$555,838,900
Digital assets acquired	1,490,011	273,427,760
Digital assets disposed	(16,118,787)	(87,878,518)
Digital assets earned from staking, lending and fees	1,894,860	13,072,141
Realized gain (loss) on digital assets	(34,460,655)	48,283,105
Net change in unrealized gains and losses on digital assets	(95,629,324)	(282,272,597)
Settlement of Genesis loan	-	(6,100,598)
Digital assets transferred in from (out to) equity investments at FVTPL	7,809,992	2,749,352
Foreign exchange gain (loss) / Fees / Other	779,020	(1,532,614)
	$381,352,048	$515,586,931

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

Digital assets held by counterparty for the periods ended March 31, 2026 and December 31, 2025 are as follows:

	March 31, 2026	December 31, 2025
Counterparty A	$96,973,878	$41,304,262
Counterparty C	876,796	3,460,154
Counterparty E	1,136,895	1,492,892
Counterparty F	20,404,229	25,061,967
Counterparty H	45,763,826	171,980,818
Counterparty J	41,834,503	-
Counterparty K	163,840,123	218,232,056
Counterparty M	74,314	4,954,135
Other	1,180,711	1,451,800
Self custody	9,266,773	47,648,847
Total	$381,352,048	$515,586,931

Digital Assets held by lenders

The Company has a loan payable to Global Capital LLC (“Genesis”) for which Genesis holds digital assets as collateral against the loan. In prior periods, the digital assets and the loan payable were recorded separately on the statement of financial position. The Company has a loan payable to Genesis for which Genesis held digital assets as collateral. The digital assets and loan payable were previously recorded gross on the statement of financial position at $6,100,598 and $6,100,598, respectively, with the digital assets being written down to the value of the loan payable. After the approval of the motion on June 26, 2024, the Company obtained the legally enforceable right to set off the digital assets being held as collateral against the loan payable. As a result, the Company has netted the asset and liability on the statement of financial position, reducing both the Company’s digital assets and loan payable by $6,100,598, which represents the principal amount of the loan plus interest.

Following the court approved set-off, the remaining exposure for the Genesis loan is 68 BTC. Considering Genesis’ low credit quality due to its bankruptcy, the Company has applied a loss rate approach of 75% to calculate it’s expected credit loss on digital assets held by Genesis based on management’s best estimate. The expected credit loss of $3,410,686 on these 68 BTC has been recorded under realized and net change in unrealized (loss) gain on digital assets in the consolidated statement of income.

As of March 31, 2026, digital assets held by lenders as collateral consisted of the following:

	Number of coins on loan	Fair Value
Bitcoin (BTC)	67.9793	1,136,895
Total	67.9793	1,136,895

As of December 31, 2025, digital assets held by lenders as collateral consisted of the following:

	Number of coins on loan	Fair Value
Bitcoin (BTC)	67.9793	$1,492,892
Total	67.9793	$1,492,892

As at December 31, 2025, the 67.9793 Bitcoin held by Genesis as collateral against a loan has been written down to $1,492,892, the fair value of the loan and interest held with Genesis.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

In the normal course of business, the Company enters into open-ended lending arrangements with certain financial institutions, whereby the Company loans certain fiat and digital assets in exchange for interest income. The Company can demand the repayment of the loans and accrued interest at any time. The digital assets on loan are included in digital assets balances above.

Digital Assets loaned

As of March 31, 2026, the Company loaned select digital assets to borrowers at annual rates ranging from approximately 1.98% to 12.00% and accrued interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

As of December 31, 2025, the Company loaned select digital assets to borrowers at annual rates ranging from approximately 1.98% to 12.00% and accrued interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

As of March 31, 2026, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Bitcoin (BTC)	680.4268	45,518,197	28%
Ethereum (ETH)	19,031.7196	39,185,121	24%
Solana (SOL)	299,521.8630	24,165,466	15%
Sui (SUI)	19,066,052.9730	12,254,966	8%
Ripple (XRP)	12,005,833.3333	15,874,113	10%
Bittensor (TAO)	19,081.8056	5,795,099	4%
Hedera (HBAR)	48,620,925.0000	4,103,606	3%
RENDERSOL (RNDR)	1,613,777.7778	2,745,682	2%
Avalanche (AVAX)	189,976.5000	1,670,900	1%
Internet Computer (ICP)	613,151.6667	1,390,628	1%
NEAR Protocol (NEAR)	1,151,954.2222	1,362,762	1%
Uniswap (UNI)	362,623.4444	1,281,149	1%
Virtuals Protocol (VIRTUAL)	1,650,483.6667	1,057,300	1%
Fetch.ai (FET)	4,445,466.6667	1,016,678	1%
Injective (INJ)	301,291.6667	862,357	1%
Curve DAO Token (CRV)	3,561,122.5000	754,602	0%
Kaspa (KAS)	22,821,137.7778	725,712	0%
Aerodome (AERO0X91)	2,017,635.6667	634,143	0%
Stellar (XLM)	3,401,765.2500	561,972	0%
Ondo (ONDO)	1,824,800.0000	483,207	0%
Jupiter (JUP)	2,733,558.0556	422,061	0%
Aptos Mainnet (APT)	470,820.3211	413,945	0%
AAVE (AAVE)	3,906.7167	378,233	0%
Pyth Network (PYTH)	4,587,486.6667	177,077	0%
THORChain (RUNE)	253,302.0000	102,207	0%
MANTRA (OM)	1,748,438.6667	19,408	0%
Worldcoin (WLD2)	6,093.3333	1,663	0%
Total	133,789,919.6868	162,958,254	100%

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

The digital assets loaned are classified as follows:

Current
Bitcoin (BTC)	680.4268	45,518,197
Ethereum (ETH)	19,031.7196	39,185,121
Solana (SOL)	167,521.8630	13,575,513
Sui (SUI)	10,738,061.4174	6,902,036
Ripple (XRP)	12,005,833.3333	15,874,113
Bittensor (TAO)	19,081.8056	5,795,099
Hedera (HBAR)	48,620,925.0000	4,103,606
RENDERSOL (RNDR)	1,613,777.7778	2,745,682
Avalanche (AVAX)	189,976.5000	1,670,900
Internet Computer (ICP)	613,151.6667	1,390,628
NEAR Protocol (NEAR)	1,151,954.2222	1,362,762
Uniswap (UNI)	362,623.4444	1,281,149
Virtuals Protocol (VIRTUAL)	1,650,483.6667	1,057,300
Fetch.ai (FET)	4,445,466.6667	1,016,678
Injective (INJ)	301,291.6667	862,357
Curve DAO Token (CRV)	3,561,122.5000	754,602
Kaspa (KAS)	22,821,137.7778	725,712
Aerodome (AERO0X91)	2,017,635.6667	634,143
Stellar (XLM)	3,401,765.2500	561,972
Ondo (ONDO)	1,824,800.0000	483,207
Jupiter (JUP)	2,733,558.0556	422,061
Aptos Mainnet (APT)	470,820.3211	413,945
AAVE (AAVE)	3,906.7167	378,233
Pyth Network (PYTH)	4,587,486.6667	177,077
THORChain (RUNE)	253,302.0000	102,207
MANTRA (OM)	1,748,438.6667	19,408
Worldcoin (WLD2)	6,093.3333	1,663
Total current digital assets on loan	125,329,928.1313	147,015,371
Long-Term
Solana (SOL)	132,000.0000	10,589,953
SUI (SUI)	8,327,991.5556	5,352,930
Total long-term digital assets on loan	8,459,991.5556	15,942,883
Total	133,789,919.6868	162,958,254

As of December 31, 2025, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Bitcoin (BTC)	420.0000	36,894,425	31%
Ethereum (ETH)	8,000.0000	23,879,570	20%
Solana (SOL)	326,500.0000	40,661,634	34%
SUI (SUI)	18,737,981.0000	18,652,141	16%
Total	19,072,901.0000	120,087,770	100%

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

Digital Assets loaned (continued)

As of March 31, 2026, the digital assets on loan by significant borrowing counterparty is as follows:

	Interest rates	Number of coins on loan	Fair Value	Geography	Fair Value Share
Counterparty A	1.7% - 12%	311,047.9041	80,338,312	Grand Cayman	49%
Counterparty F	1.5% - 3.5%	19,068,119.0783	20,404,229	UAE	13%
Counterparty H	3.75% - 4.5%	6,120.0000	20,381,209	Switzerland	13%
Counterparty J	0.5% - 12%	114,404,632.7045	41,834,504	United States	26%
Total		133,789,919.6868	162,958,254		100%
Current
Counterparty A		179,047.9041	69,748,359	Grand Cayman	43%
Counterparty F		10,740,127.5227	15,051,299	UAE	9%
Counterparty H		6,120.0000	20,381,209	Switzerland	13%
Counterparty J		114,404,632.7045	41,834,504	United States	26%
Total current digital assets on loan		125,329,928.1313	147,015,371		91%
Long-term
Counterparty A		132,000.0000	10,589,953	Grand Cayman	6%
Counterparty F		8,327,991.5556	5,352,930	UAE	3%
Total long-term digital assets on loan		8,459,991.5556	15,942,883		9%
Total loaned digital assets		133,789,919.6868	162,958,254		100%

As of December 31, 2025, the digital assets on loan by significant borrowing counterparty is as follows:

	Interest rates	Number of coins on loan	Fair Value	Geography	Fair Value Share
Counterparty A	12%	326,500.0000	40,661,634	Grand Cayman	34%
Counterparty F	1.94% - 4.75%	18,739,981.0000	24,622,033	UAE	21%
Counterparty H	3.75% - 4.5%	6,420.0000	54,804,103	Switzerland	46%
Total		19,072,901.0000	120,087,770		100%
Current
Counterparty A		130,000.0000	16,189,931	Grand Cayman	13%
Counterparty F		10,411,989.4444	16,332,193	UAE	14%
Counterparty H		6,420.0000	54,804,103	Switzerland	46%
Total current digital assets on loan		10,548,409.4444	87,326,227		73%
Long-term
Counterparty A		196,500.0000	24,471,703	Grand Cayman	20%
Counterparty F		8,327,991.5556	8,289,840	UAE	7%
Total long-term digital assets on loan		8,524,491.5556	32,761,543		27%
Total loaned digital assets		19,072,901.0000	120,087,770		100%

The Company’s digital assets on loan are exposed to credit risk. The Company limits its credit risk by placing its digital assets on loan with high credit quality financial institutions that have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the borrower, review of the internal control practices and procedures of the borrower, review of market information, and monitoring the Company’s risk exposure thresholds. Digital asset loan receivables are assessed for expected credit losses under IFRS 9 using a loss-rate approach. Counterparty A is subject to a 1% Stage 1 expected credit loss, driven by the recall penalty. The $106,966 ECL on these coins has been expensed to bad debt expense. Counterparty H is not subject to any expected credit loss due to its recallability without penalty. The Company does not hold any collateral or other credit enhancements related to these loans.

The fair value of the SUI digital assets on loan include a discount for lack of marketability since the SUI coins are locked and not freely transferrable as at March 31, 2026. These coins unlock intermittently through April 2028. The DLOM was determined using the Finnerty model. The model works by treating this loss of marketability as the equivalent of a European put option, which provides protection against price declines during the period the assets cannot be sold. By estimating the value of such a hypothetical put option, based on factors like the underlying stock price, volatility, risk-free rate, and expected holding period. No separate ECL was recorded for the SUI digital assets as management feels that any relevant default risk is captured in the fair value assumptions of the digital assets. The SUI digital assets are considered a level 3 in the financial instrument hierarchy (Note 23).

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

Digital Assets loaned (continued)

Borrower	Asset	Quantity	Current	Non-current	Gross Total	ECL	Net Total
Counterparty A	BTC	500.3493	33,471,636	-	33,471,636	-	33,471,636
Counterparty F	BTC	60.0775	4,018,977	-	4,018,977	-	4,018,977
Counterparty H	BTC	120.0000	8,027,584	-	8,027,584	-	8,027,584
Counterparty A	ETH	11,025.6918	22,701,210	-	22,701,210	-	22,701,210
Counterparty F	ETH	2,006.0278	4,130,286	-	4,130,286	-	4,130,286
Counterparty H	ETH	6,000.0000	12,353,625	-	12,353,625	-	12,353,625
Counterparty A	SOL	299,521.8630	13,682,479	10,589,953	24,272,432	(106,966)	24,165,466
Counterparty F	SUI	19,066,052.9730	6,902,036	5,352,930	12,254,966	-	12,254,966
Counterparty J	XRP	12,005,833.3333	15,874,113	-	15,874,113	-	15,874,113
Counterparty J	TAO	19,081.8056	5,795,099	-	5,795,099	-	5,795,099
Counterparty J	HBAR	48,620,925.0000	4,103,606	-	4,103,606	-	4,103,606
Counterparty J	RNDR	1,613,777.7778	2,745,682	-	2,745,682	-	2,745,682
Counterparty J	AVAX	189,976.5000	1,670,900	-	1,670,900	-	1,670,900
Counterparty J	ICP	613,151.6667	1,390,628	-	1,390,628	-	1,390,628
Counterparty J	NEAR	1,151,954.2222	1,362,762	-	1,362,762	-	1,362,762
Counterparty J	UNI	362,623.4444	1,281,149	-	1,281,149	-	1,281,149
Counterparty J	VIRTUAL	1,650,483.6667	1,057,300	-	1,057,300	-	1,057,300
Counterparty J	FET	4,445,466.6667	1,016,678	-	1,016,678	-	1,016,678
Counterparty J	INJ	301,291.6667	862,357	-	862,357	-	862,357
Counterparty J	CRV	3,561,122.5000	754,602	-	754,602	-	754,602
Counterparty J	KAS	22,821,137.7778	725,712	-	725,712	-	725,712
Counterparty J	AERO	2,017,635.6667	634,143	-	634,143	-	634,143
Counterparty J	XLM	3,401,765.2500	561,972	-	561,972	-	561,972
Counterparty J	ONDO	1,824,800.0000	483,207	-	483,207	-	483,207
Counterparty J	JUP	2,733,558.0556	422,061	-	422,061	-	422,061
Counterparty J	APT	470,820.3211	413,945	-	413,945	-	413,945
Counterparty J	AAVE	3,906.7167	378,233	-	378,233	-	378,233
Counterparty J	PYTH	4,587,486.6667	177,077	-	177,077	-	177,077
Counterparty J	RUNE	253,302.0000	102,207	-	102,207	-	102,207
Counterparty J	MANTRA	1,748,438.6667	19,408	-	19,408	-	19,408
Counterparty J	WLD	6,093.3333	1,663	-	1,663	-	1,663
			147,122,337	15,942,883	163,065,220	(106,966)	162,958,254

As of March 31, 2026, the Company has staked select digital assets with counterparties at annual rates ranging from approximately 1.24% to 14.93% and accrues rewards as they are earned. The digital assets staked are measured at fair value through profit and loss. As of December 31, 2025, the Company has staked select digital assets to borrowers at annual rates ranging from approximately 1.24% to 14.93% and accrue rewards as they are earned. The digital assets staked are measured at fair value through profit and loss.

As of March 31, 2026, digital assets staked consisted of the following:

	Number of coins staked	Fair Value	Fair Value Share
Ethereum (ETH)	131.5212	271,259	1%
Cardano (ADA)	63,436,300.2255	15,192,994	60%
Core (CORE)	12,378,621.1000	344,126	1%
Polkadot (DOT)	2,639,590.7763	3,312,950	13%
Solana (SOL)	0.5094	41	0%
Hyperliquid (HYPE)	34,541.6731	1,247,127	5%
Hedera (HBAR)	33,768,770.3520	2,878,618	11%
Internet Computer (ICP)	985,506.1455	2,251,882	9%
Total	113,243,462.3030	25,498,997	100%

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

As of December 31, 2025, digital assets staked consisted of the following:

	Number of coins staked	Fair Value	Fair Value Share
Ethereum (ETH)	128.0536	376,190	1%
Bitcoin (BTC)	300.0000	26,747,151	69%
Cardano (ADA)	43,639.3760	15,470	0%
Core (CORE)	12,017,441.5404	1,325,524	3%
Polkadot (DOT)	2,595,690.3230	4,762,573	12%
Solana (SOL)	0.5094	64	0%
Hyperliquid (HYPE)	25,600.4618	662,417	2%
Hedera (HBAR)	22,663,998.5645	2,463,577	6%
Internet Computer (ICP)	970,082.8229	2,633,775	7%
Total	38,316,881.6517	38,986,741	100%

As of March 31, 2026, the digital assets staked by significant borrowing counterparty is as follows:

	Interest rates	Number of coins staked	Fair Value	Geography	Fair Value Share
Counterparty H	0.31% - 6.35%	100,690,236.5416	23,799,371	Switzerland	93%
Counterparty M	2.11%	35.4770	73,045	United States	0%
Self custody	1.52% - 11.83%	12,553,190.2844	1,626,581	Switzerland	6%
Total		113,243,462.3030	25,498,997		100%

As of December 31, 2025, the digital assets staked by significant borrowing counterparty is as follows:

	Interest rates	Number of coins staked	Fair Value	Geography	Fair Value Share
Counterparty H	2.76% - 7.67%	23,634,179.8442	5,097,352	Switzerland	13%
Counterparty M	2.87%	32.0023	95,663	United States	0%
Self custody	2.3% - 14.28%	14,682,669.8053	33,793,726	Switzerland	87%
Total		38,316,881.6517	38,986,741		100%

The Company’s digital assets staked are exposed to market risk, liquidity risk, lockup duration risk, loss or theft of assets and return duration risk. These risks include:

a)	Polkadot staking exposes the Company to an unbonding period liquidity restriction (approximately 28 days), during which time the tokens remain locked and do not earn rewards once unbounding has commenced.

b)	Ethereum staking exposes the Company to an exit queue that can vary and has on average been 6 days during which time the coins do not earn any staking rewards.

c)	Polkadot, CORE, Ethereum and Hype staking may expose the Company to validator misconduct risk (slashing risk)

d)	Bitcoin staking involves timelock risk, such that the coins are locked until expiry of the timelock and require a redemption transaction after expiry.

e)	BTC staking is described by the protocol as self-custodied with no wrapping, bridging or smart contract exposure.

The Company places allocation limits by counterparty and only deals with high credit quality financial institutions that are believed to have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the counterparty, review of the internal control practices and procedures of the counterparty, review of market information, and monitoring the Company’s risk exposure thresholds. As of March 31, 2026 and December 31, 2025, the Company does not expect a material loss on any of its digital assets staked. While the Company intends to only transact with counterparties that it believes meet the Company staking policy criteria, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

7.	Equity investments in digital assets at fair value through profit and loss (“FVTPL”)

	March 31, 2026
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	195,556.0745	$13,327,426	174,657.4221	$11,903,153	370,213.4966	$25,230,579
Fund A - Avalanche (AVAX)	494,346.2754	$3,738,566	125,386.9082	$948,257	619,733.1836	$4,686,823
		$17,065,992		$12,851,410		$29,917,402

Fund B - Solana (SOL)	349,667.2000	$23,841,160	225,778.8000	$15,394,148	575,446.0000	$39,235,308
Fund B - USD	-	$15,965,180	-	$-	-	$15,965,180
		$39,806,340		$15,394,148		$55,200,488
Total		$56,872,332		$28,245,558		$85,117,890

	December 31, 2025
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	192,949.9577	$19,860,832	220,396.5353	$22,685,979	413,346.4930	$42,546,811
Fund A - Avalanche (AVAX)	503,720.0812	$5,253,822	232,861.4009	$2,428,755	736,581.4821	$7,682,577
		$25,114,654		$25,114,734		$50,229,388

Fund B - Solana (SOL)	470,185.9000	$50,297,296	294,049.0000	$31,455,366	764,234.9000	$81,752,662
Total		$75,411,950		$56,570,100		$131,982,050

Fund A

During the year ended December 31, 2024, the Company through a subsidiary, invested $61,741,683 in three tranches of a private investment fund (“Fund A”) designed to acquire Solana and Avalanche tokens from a bankrupt company. The Company’s investment represents the acquisition by Fund A of 491,249 Solana at $105 per Solana and 931,446 Avalanche at $11 per Avalanche.

The Solana acquired by Fund A is locked and staked, earning staking rewards during the lock period. Staking rewards will accrue while Solana is locked and will become distributable on the same unlocking schedule as the Solana. The Solana will be released by Fund A in monthly increments from January 2025 through January 2028.

The Avalanche acquired by Fund A is locked and staked, earning staking rewards during the lock period. Staking rewards will accrue while Avalanche is locked and will become distributable on the same unlocking schedule as the Avalanche.

The Avalanche will be released by Fund A in weekly increments starting July 10, 2025 and continuing through July 1, 2027.

The investments in the investment fund were initially recognized based on the latest available net asset value as determined by the investment fund’s administrator less an applicable DLOM.   The values of the investments were remeasured based on quarterly valuation reports provided by the investment fund administrator less an applicable DLOM.

Fund B

During the year ended December 31, 2024, the Company invested through a subsidiary, $112,072,453 in two tranches of limited partnership units of a private investment fund (“Fund B” and together with Fund A the “Equity Investments in Digital Assets”) designed to acquire Solana tokens from a bankrupt company.

The Company’s investment represents the acquisition by Fund B of 1,123,360 Solana at $100 per Solana. The Solana acquired by Fund B is locked and staked, earning staking rewards during the lock period and thereafter until such Solana is sold by the fund manager or an in-kind distribution to the limited partners of the fund. Staking rewards will accrue while Solana is locked and will become distributable on the same unlocking schedule as the Solana. Approximately 25% of the Solana were unlocked in March 2025, while the remaining 75% of the Solana will be unlocked linearly monthly until January 2028. The Company received a distribution of $71,685,819 in July 2025 from Fund B.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

7.	Equity investments in digital assets at fair value through profit and loss (“FVTPL”) (continued)

The investments in Fund B were initially recognized based on the latest available net asset value as determined by Fund B’s administrator less an applicable DLOM.   The values of the investments were remeasured based on quarterly valuation reports provided by Fund B’s administrator less an applicable DLOM.

The continuity of equity investments for the periods ended March 31, 2026 and December 31, 2025 is as follows:

	March 31, 2026	December 31, 2025
Opening Balance	$131,982,060	$257,425,063
Disposals	(15,965,180)	(71,685,819)
Cash	15,965,180	-
Staking income	1,722,696	19,784,212
Net change in realized and unrealized gain/loss	(40,625,303)	(68,261,188)
Management fees	(151,561)	(2,530,856)
Transfers out to Digital Assets	(7,809,992)	(2,749,352)
Closing Balance	$85,117,900	$131,982,060

8.	Acquisitions

Neuronomics AG

On January 10, 2025, the Company closed an investment to acquire 10% of Neuronomics AG for $288,727 (CHF 262,684). On March 7, 2025, the Company announced that it increased its stake in Neuronomics AG, a Swiss asset management firm specializing in artificial intelligence and model driven quantitative trading strategies from 10% to 52.5%.

In connection with the acquisition, the Company issued 186,304 common shares of the Company, plus additional cash considerations, to the selling shareholders of Neuronomics AG. 152,433 of the Payment Shares are subject to a lock-up schedule, with 50% released in three months and the remainder released in six months. No finder fees were paid in connection with the acquisition.

Details of the consideration for acquisition, net assets acquired and goodwill are as follows:

Purchase price consideration paid:
Cash consideration	$816,372
Fair value of shares issued	442,722
Fair value of previously held investment	379,906
Fair value of shares issued	$1,639,000
Fair value of assets and liabilities assumed:
Cash	$271,408
Prepaid expenses and deposits	12,473
Goodwill	2,907,440
Trade and other payables	(69,418)
Non-controlling interest	(1,482,903)
Total net assets acquired	$1,639,000

Had the acquisition taken place on January 1, 2025, the Company would have consolidated $19,013 of revenues and net losses of $114,695.   As the acquisition took place March 7, 2025, the Company consolidated revenues of $19,013 and net income of $36,358 from March 7, 2025 through September 30, 2025, the date of deconsolidation.   No material acquisition costs are recognized in the statement of operations.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

8.	Acquisitions (continued)

On October 1, 2025, the Company’s ownership of Neuronomics decreased to 44.68% and the Company no longer had control over this subsidiary. As a result of this loss of control on October 1, 2025, the Company deconsolidated the subsidiary from its condensed consolidated interim financial statements and recorded its investment in Neuronomics as an investment in associate (Note 10).

9.	Intangible assets and goodwill

Cost	Client relationships	Technology	Brand Name	Total
Balance, December 31, 2024	$307,640	$3,722,456	$32,259,253	$36,289,349
Acquisition of Neuronomics	-	-	337,211	337,211
Additions	-	-	203,562	203,562
Deconsolidation of Neuronomics	-	-	(498,065)	(498,065)

Balance, December 31, 2025 and March 31, 2026	$307,640	$3,722,456	$32,301,961	$36,332,057

Accumulated Amortization	Client relationships	Technology	Brand Name	Total
Balance, December 31, 2024	$(21,323)	$(3,641,701)	$(30,977,055)	$(34,640,079)
Amortization	(27,700)	(30,291)	(1,273,590)	(1,331,581)
Deconsolidation of Neuronomics	-	-	39,811	39,811
Balance, December 31, 2025	$(49,023)	$(3,671,992)	$(32,210,834)	$(35,931,849)
Amortization		(24,280)	-	(24,280)
Impairment loss	(258,617)	(26,184)	(91,127)	(375,928)

Balance, March 31, 2026	$(307,640)	$(3,722,456)	$(32,301,961)	$(36,332,057)

Balance, December 31, 2025	$258,617	$50,464	$91,127	$400,208
Balance, March 31, 2026	$-	$-	$-	$-

The Company acquired various intangible assets as part of its acquisition of Reflexivity. During the three months ended March 31, 2026, management determined that these intangible assets were impaired and recognized an impairment loss of $375,928.

Goodwill

The continuity of the goodwill acquired as part of the acquisitions is as follows:

Balance, December 31, 2024	$37,157,779
Acquisition of Neuronomics	2,907,440
Deconsolidation of Neuronomics	(2,907,440)
Impairment	(2,077,585)
Balance, December 31, 2025 and March 31, 2026	$35,080,194

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

9.	Intangibles assets and goodwill (continued)

Impairment test of goodwill

The Company tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. During December 31, 2025, the review led to the recognition of an impairment loss of $2,077,585 at the Reflexivity CGU. The recoverable amount of each of the Company’s CGUs has been assessed by reference to the value in use (“VIU”).

The key assumptions used included in the year ended December 31, 2025 impairment test: AUM long term growth rate of 2%, annualized rate of staking return of 3.4%, percentage of AUM staked of 65%, expense growth rate of 2.0% and the discount rate used of 25.4%. The expected future cash flows were projected for five years in the 2025 test.

The directors and management have considered and assessed reasonably possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of the ETP CGU to exceed its recoverable amount.

10.	Investment in associate

On January 10, 2025, the Company closed an investment to acquire 10% of Neuronomics AG for $288,727 (CHF 262,684). On March 7, 2025, the Company announced that it increased its stake in Neuronomics AG, a Swiss asset management firm specializing in artificial intelligence and model driven quantitative trading strategies from 10% to 52.5% and Neuronomics was fully consolidated with the Company’s condensed consolidated interim financial statements (Note 8). On October 1, 2025, the Company’s ownership was reduced to 44.68% and as a result, Neuronomics was deconsolidated and accounted for as an investment in associate.

The Company’s ownership of Neuronomics during the periods ended March 31, 2026 and December 31, 2025 was 44.68%.

A continuity of the investment in Neuronomics as an associate is as follows:

Balance as at December 31, 2024	$-
Investment in associate	2,499,440
Share of loss for the year	(75,506)
Balance as at December 31, 2025	$2,423,934
Share of loss for the period	(33,404)

Balance as at March 31, 2026	$2,390,530

Summarized financial information for Neuronomics as at March 31, 2026 and for the three months ended March 31, 2026 is as follows:

	March 31, 2026	December 31, 2025
Current and total assets	$861,637	$514,391
Current and total liabilities	(46,158)	(111,333)
Total shareholders’ equity	(815,479)	(403,058)

Three months ended March 31,
2026
Revenue	$89,900
Operating expenses	(157,045)
Net loss	(67,145)

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

11.	Accounts payable and accrued liabilities

	31-Mar-26	31-Dec-25
Corporate payables	$5,541,878	$8,828,351
Related party payable (Note 21)	60,848	441,759
	$5,602,726	$9,270,110

12.	Loans payable

Margin loan

The Company has a $10,000,000 credit line for a margin loan from a crypto liquidity provider. As at March 31, 2026, the Company has drawn $nil (December 31, 2025: $2,611,009) on the credit line.  The loan is secured by the equity in the Company’s margin trading account.

Genesis loan

On January 20, 2023, Genesis declared bankruptcy and currently is not allowing withdrawals and not extending new loans. On March 15, 2023, the Court ruled that the Genesis debtors may not sell, buy, trade in crypto assets without prior consent by the creditors. The Court also allowed for the payment of some service providers required for upholding the operations but nothing beyond that. The Company’s loan with Genesis is an open term loan. The Genesis loan and interest payable at March 31, 2026 is $6,100,598 and secured with 69.68 BTC (December 31, 2025 - $6,100,598 and secured with 69.68 BTC ).

The Company has obtained a legally enforceable right to set off the digital assets being held as collateral against the loan payable. As such, the Company has netted the digital assets and loan payable on the statement of financial position, reducing both the Company’s digital assets and loan payable by $6,100,598, which represents the principal amount of the loan plus interest.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

13.	ETP holders payable

The fair market value of the Company’s ETPs as at March 31, 2026 and December 31, 2025 were as follows:

	March 31, 2026	December 31, 2025
Valour AAVE SEK	414,927	616,350
Valour Aerodome SEK	620,160	905,243
Valour Akash SEK	209,057	132,566
Valour Algorand SEK	169,616	152,328
Valour Aptos EUR	1,551	3,000
Valour Aptos SEK	460,383	857,715
Valour Arweave SEK	101,083	220,187
Valour Arbitrum SEK	82,982	277,287
Valour ASI SEK	1,008,291	931,407
Valour Avalanche EUR	86,094	142,626
Valour BCIX STOXX USD	297,669	373,434
Valour Avalanche SEK	6,045,153	9,220,824
Valour Binance EUR	56,726	84,953
Valour Binance SEK	658,396	1,156,463
Valour Bitcoin Carbon Neutral EUR	14,613	15,575
Valour Bitcoin Physical Carbon Neutral USD	860,687	889,656
Valour Bitcoin Cash SEK	84,072	83,327
Valour Bitcoin Staking SEK	3,136,640	3,881,877
Valour Bitcoin Zero EUR	13,975,276	20,476,740
Valour Bitcoin Zero SEK	158,421,676	199,124,760
Valour Bittensor SEK	6,376,005	4,879,220
Valour BTC Staking EUR	99,619	54,774
Valour Cardano EUR	130,346	201,420
Valour Cardano SEK	15,715,514	23,005,260
Valour Celestia (Tia) Sek	29,712	50,886
Valour Chainlink SEK	2,783,192	4,260,531
Valour Core SEK	63,578	206,379
Valour Cosmos EUR	4,163	5,112
Valour Cronos (Cro) Sek	117,517	131,790
Valour Curve DAO SEK	899,588	1,391,928
Valour Digital Asset Basket 10 EUR	247,522	476,270
Valour Digital Asset Basket 10 SEK	1,037,569	1,728,809
Valour Dogecoin EUR	192,016	203,516
Valour Dogecoin SEK	4,635,003	6,295,278
Valour Ethereum Physical Staking USD	206,900	292,932
Valour Enjin EUR	8,002	10,116
Valour Ethena (Ena) Sek	136,380	324,078
Valour Ethereum Zero EUR	1,623,757	2,527,907
Valour Ethereum Zero SEK	42,795,366	58,650,705
Valour Fantom SEK	150,466	292,946
Valour Filecoin SEK	68,336	104,428
Valour Flare SEK	30,367	38,686
Valour Floki SEK	15,317	30,504
Valour Four SEK	7,654	10,248
Valour Hedera EUR	957,822	1,181,185
Valour Hedera Physical Staking USD	2,015,518	2,431,247
Valour Hedera SEK	4,536,261	4,672,437
Valour Hyperliquid (Hype) Sek	1,440,063	763,491
Valour ICP SEK	1,667,282	1,938,780
Valour ICP USD	2,394,400	2,845,037
Valour Immutable SEK	61,917	60,145
Valour Injective SEK	968,433	1,446,640
Valour Iota SEK	77,263	101,737
Valour Jupiter SEK	441,314	569,432
Valour Kaspa SEK	864,794	1,060,250
Valour KRG BULL BTC X2 SEK	40,164	50,613
Valour KRG BULL ETH X2 SEK	325,010	14,830
Valour Lido SEK	156,666	290,233
Valour Litecoin SEK	119,475	207,192
Valour Mantle (Mnt) Sek	117,258	253,785
Valour Mantra SEK	18,215	30,117
Valour Near SEK	2,066,141	2,479,574
Valour OKB SEK	20,090	29,248
Valour Ondo (Ondo) Sek	666,367	614,176
Valour Optimism SEK	9,670	19,050
Valour Pendle SEK	165,185	338,093
Valour Pepe SEK	177,351	137,595
Valour Pi (Pi) Sek	21,282	25,329
Valour Polkadot EUR	46,486	48,121
Valour Polkadot SEK	3,847,241	5,705,512
Valour Polygon SEK	36,846	23,902
Valour PYTH SEK	179,419	276,689
Valour Quant SEK	98,571	70,819
Valour Render EUR	35,955	36,049
Valour Render SEK	2,879,634	2,170,348
Valour Ripple SEK	26,916,343	37,594,228
Valour SEI SEK	652,298	1,810,747
Valour Shiba Inu (Shib) Sek	50,898	51,886
Valour Short BTC SEK	982,689	987,903
Valour Sky SEK	45,152	37,632
Valour Solana EUR	3,418,961	5,795,075
Valour Solana SEK	102,317,615	169,092,078
Valour Stacks SEK	8,513	9,172
Valour Starknet SEK	103,108	216,327
Valour Stellar SEK	643,528	724,295
Valour Story SEK	1,982	7,514
Valour Sui EUR	74,148	174,515
Valour SUI SEK	14,549,793	25,440,018
Valour Tether SEK	279,696	128,098
Valour The Graph SEK	6,519	7,459
Valour Theta SEK	17,775	26,660
Valour Thorchain SEK	105,081	143,906
Valour Toncoin SEK	494,755	721,620
Valour Tron SEK	112,127	99,144
Valour Uniswap EUR	145,325	289,717
Valour Uniswap SEK	1,188,151	2,020,979
Valour Unus Sed Leo SEK	8,973	5,265
Valour Vechain (Vet) Sek	57,656	52,197
Valour Virtuals SEK	1,333,729	1,172,290
Valour Worldcoin SEK	251,131	950,460
Valour Wormhole SEK	49,814	133,785
	444,346,794	622,304,667

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

13.	ETP holders payable (continued)

The Company’s ETP certificates are unsecured and trade on the following European stock exchanges: Spotlight Exchange, Deutsche Borse Xetra, Gettex, Frankfurt Exchange, Euronext Amsterdam, Euronext Paris, London Stock Exchange, SIX Swiss Exchange and Lang and Schwarz Exchanges and the B3 exchange in Brazil. The Company’s ETP certificates traded on the Nordic Growth Market (“NGM”) until September 2024. ETPs issued by the Company referencing the performance of digital assets are measured at fair value through profit or loss. Their fair value is a function of the unadjusted quoted price of the digital asset underlying the ETP, less any accumulated management fees. The fair value basis is consistent with the measurement of the underlying digital assets which are measured at fair value. The Company’s policy is to hedge 100% of the market risk by holding directly or indirectly the underlying digital asset. Hedging is done continuously and in direct correspondence to the issuance of certificates to investors.

14.	Warrant liability

On September 25, 2025, the Company issued 34,246,577 warrants in association with the Company’s non-brokered private placement offering (Note 21). Each warrant entitles the holder to acquire 0.75 common share of the Company at a price of $2.63 for a period of three years.

On the date of issuance, the Company determined that the fair value of the warrant liability was $53,241,889 with the residual of $46,758,112 allocated to common shares. The fair value of the warrants was determined using the Black-Scholes option pricing model with the following assumptions: an underlying share price of $2.125, an exercise price of $2.63, a risk-free rate of 3.66%, an expected volatility of 131.5%, an expected life of 3 years and an expected dividend yield of 0%.

As at March 31, 2026, the Company had the following common share purchase warrants and compensation options outstanding that are classified as liabilities:

	Number outstanding & exercisable	Grant date	Expiry date	Exercise price	Fair Value	Share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
Warrant liability	34,246,577	26-Sep-25	26-Sep-28	$2.63	7,808,220	$0.55	123.7%	2.5	0%	3.81%

The expected volatility is based on historical share prices of the Company. The weighted average life of the outstanding warrants was 2.5 years at March 31, 2026.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

15.	Right-of-use asset and lease liability

In August 2025, the Company entered into a lease agreement for an office in Switzerland. The monthly rent payable under the terms of the lease was $66,258 (CHF53,280). The lease is for fixed term of five years commencing September 2025. The Company used a discount rate of 9% in determining the present value of the lease payments. The Company has recorded a right-of-use asset and a lease liability on the statement of financial position in association with this office lease.

Right-of-use asset

Right-of-use asset
Cost:
Balance, December 31, 2025	$3,206,581
Balance, March 31, 2026	$3,206,581

Depreciation:
Balance, December 31, 2025	$207,328
Depreciation charge for the year	150,205
Foreign exchange	14,536
Balance, March 31, 2026	$372,069

Net book value:
As at March 31, 2026	$2,834,512

Cost:
Balance, December 31, 2024	$-
Additions	$3,208,882
Foreign exchange	(2,301)
Balance, December 31, 2025	$3,206,581

Depreciation:
Balance, December 31, 2024	$-
Depreciation charge for the year	207,328
Balance, December 31, 2025	$207,328

Net book value:
As at December 31, 2025	$2,999,253

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

15.	Right-of-use asset and lease liability (continued)

Lease liability

Lease liability as at December 31, 2024	$-
Additions	3,208,882
Interest expense	92,080
Lease payments	(198,774)
Lease liability as at December 31, 2025	$3,102,188
Interest expense	66,113
Lease payments	(200,163)
Lease liability as at March 31, 2026	$2,968,138

	March 31, 2026	December 31, 2025
Current lease liability	$567,449	$553,973
Non-current lease liability	2,400,689	2,548,215
	$2,968,138	$3,102,188

Future undiscounted minimum lease payments for the lease agreements are as follows:

	March 31, 2026	December 31, 2025
Within one year	$802,053	$800,652
After one year but not more than five years	2,783,056	2,984,620
More than five years	-	-
	$3,585,109	$3,785,272

16.	Realized and net change in unrealized gains and (losses) on digital assets

	Three months ended March 31,
	2026	2025
Realized gain on digital assets	$(34,460,655)	$27,251,058
Unrealized loss on digital assets	(95,629,324)	(187,084,741)
	$(130,089,979)	$(159,833,683)

17.	Realized and net change in unrealized gains and (losses) on investments in equity instruments through FVTPL

	Three months ended March 31,
	2026	2025
Unrealized loss on equity investments	$(37,128,765)	$(90,856,821)
Realized gain on equity investments	(3,496,538)	-
Staking revenue	1,722,696	6,259,449
Management fees	(151,561)	(323,525)
	$(39,054,168)	$(84,920,897)

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

18.	Realized and net change in unrealized gains and (losses) on ETP payables

	Three months ended March 31,
	2026	2025
Realized gain / (loss) on ETPs	$31,518,930	$(17,727,045)
Unrealized gain / (loss) on ETPs	142,593,926	297,951,000
	$174,112,856	$280,223,955

19.	Staking and lending income

For the period ended	March 31, 2026	March 31, 2025
Validator nodes	42,019	1,663,162
All other counterparties	1,852,840	1,859,595
Total	$1,894,859	$3,522,757

20.	Expenses by nature

	Three months ended March 31,
	2026	2025
Compensation and consulting	$4,538,726	$1,845,550
Marketing expenses	895,711	2,961,267
General and administration	387,840	539,718
Professional fees	2,244,936	817,998
Regulatory and transfer agent	323,251	107,124
Travel expenses	97,234	51,168
	$8,487,698	$6,322,825

21.	Share Capital

a)	As at March 31, 2026 and December 31, 2025, the Company is authorized to issue:

I.	Unlimited number of common shares with no par value;

II.	20,000,000 preferred shares at par value, 9% cumulative dividends, non-voting, non-participating, non-redeemable, non-retractable, and non-convertible by the holder. The preferred shares are redeemable by the Company in certain circumstances. The cumulative preference dividends have not been recognized by the Company to date.

b)	Issued and outstanding shares

	Number of Common Shares	Amount
Balance, December 31, 2024	321,257,689	$153,294,666
Acquisition of Reflexivity LLC	186,034	442,722
DSU exercised	4,435,755	6,908,083
RSU conversion	112,500	216,250
Options exercised	9,237,595	14,735,950
Warrants exercised	3,125,000	671,132
Share purchase agreement	1,607,717	3,909,861
NCIB	(1,235,900)	(2,769,629)
Private placement	45,662,101	46,758,112
Share issuance costs	-	(4,192,788)
Treasury shares paid out	1,439,484	3,000,000
Balance, December 31, 2025	385,827,975	$222,974,359
DSU exercised	1,663,750	2,572,420
RSU conversion	285,514	551,250
Balance, March 31, 2026	387,777,239	$226,098,029

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

21.	Share Capital (continued)

b)	Issued and outstanding shares (continued)

On August 21, 2025, the Company entered a one-year period under the terms of the NCIB, allowing the Company to purchase up to 10 percent of the public float for the common shares as of August 21, 2025, or 31,673,791 common shares, purchased in aggregate. The price that the Company paid for repurchased common shares was the prevailing market price at the time of purchase. All purchased common shares were cancelled by the Company. The NCIB commenced again on August 21, 2025 and runs through August 21, 2026.

During the three months ended March 31, 2026, the Company did not purchase or cancel any shares (December 31, 2025 – 1,235,900 shares at an average price of $2.24).

On September 26, 2025, the Company closed a non-brokered private placement offering of 45,662,101 units, at a price of $2.19 per unit, for aggregate gross proceeds of $100,000,001. Each unit consists of one common share of the Company and three-quarter common share purchase warrant. Each full warrant entitles the holder to purchase one common share of the Company at an exercise price of $2.63 per full common share purchase warrant for a period of 36 months from the issuance date.

The terms of the warrant agreement stated that if at any time during the term of the warrant, there is no effective registration statement, the warrant holder could elect to exercise the warrants by way of a cashless exercise. This violated the fixed-for-fixed criterion due to the cashless exercise option, and accordingly these warrants had been accounted for as a liability on issuance.

The Company also incurred transaction costs of $8,819,331 on the issuance. The transaction costs were allocated based on the fair value of the shares and warrant liability. $4,123,753 of transaction costs related to the shares were recorded as a reduction to the transaction price of the instruments within equity and $4,695,578 of transaction costs related to the warrant liability were expensed.

Stock options, DSUs, RSUs, PSUs, and Warrants

	Options			DSU		RSU		PSU		Warrants
	Number of Options	Weighted average exercise price (CAD)	Value of options	Number of DSU	Value of DSU	Number of RSUs and PSUs	Value of RSU	Number of RSUs and PSUs	Value of RSU	Number of warrants	Weighted average exercise price (CAD)	Value of warrants	Total Value
December 31, 2024	28,253,782	$1.32	16,904,428	13,126,012	$8,768,445	-	$-	-	$-	23,125,000	$0.20	$728,133	$26,401,006
Granted / vested	1,671,030	4.51	4,521,451	1,839,685	7,394,757	2,145,000	1,408,193	200,000	31,552	-	-	-	11,916,208
Exercised	(9,237,595)	1.14	(6,432,505)	(637,500)	(6,908,083)	(112,500)	(216,250)	-	-	(3,125,000)	0.23	(141,785)	(13,482,373)
Expired / cancelled	(950,000)	3.77	(940,420)	(4,435,755)	(145,850)	-	-	-	-	-	-	-	(1,086,270)
December 31, 2025	19,737,217	$1.32	$14,052,954	9,892,442	$9,109,269	2,032,500	$1,191,943	200,000	$31,552	20,000,000	$0.20	$586,348	$23,748,571
Granted / vested	-	-	232,981	-	543,857	79,760	953,958	-	50,709	-	-	-	1,730,796
Exercised	-	-	-	-	(2,572,420)	(285,514)	(551,250)	-	-	-	-	-	(3,123,670)
Forfeited	-	-	-	-	-	(187,500)	(106,211)	-	-	-	-	-	-
Expired / cancelled	(325,000)	1.58	(474,537)	(1,663,750)	-	-	-	-	-	-	-	-	(474,537)
March 31, 2026	19,412,217	$1.54	$13,811,398	8,228,692	$7,080,706	1,639,246	$1,488,440	200,000	$82,261	20,000,000	$-	$586,348	$21,881,160

Stock option plan

The Company has an ownership-based compensation scheme for executives and employees. In accordance with the terms of the plan, as approved by shareholders at a previous annual general meeting, officers, directors and consultants of the Company may be granted options to purchase common shares with the exercise prices determined at the time of grant. The Company has adopted a Floating Stock Option Plan (the “Plan”), whereby the number of common shares reserved for issuance under the Plan is equivalent of up to 10% of the issued and outstanding shares of the Company from time to time.

Each employee share option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

22.	Share-based payments reserves

Stock option plan (continued)

On January 6, 2025, the Company granted 100,000 stock options to an officer of the Company to purchase common shares of the Company for the price of CAD$4.59 for a period of five years from the date of grant. The options shall vest in four equal instalments every month such that all options shall fully vests on the date that is 4 months from the date of grant. These options have an estimated grant date fair value of $304,449 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 151%; risk-free interest rate of 2.96%; and an expected average life of 5 years.

On January 28, 2025, the Company granted 1,200,000 stock options to various consultants of the Company to purchase common shares of the Company for the price of CAD$4.52 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $3,591,500 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 150%; risk-free interest rate of 2.89%; and an expected average life of 5 years.

On May 26, 2025, the Company granted 50,304 stock options to an officer of the Company to purchase common shares of the Company for the price of CAD$4.97 for a period of five years from the date of grant. The options shall vest in 12 equal instalments every month commencing one month from the grant date and upon completion of certain performance conditions. The performance conditions have not been met as of December 31, 2025 and as such, none of the options have vested. These options have an estimated grant date fair value of $162,653 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 143%; risk-free interest rate of 2.92%; and an expected average life of 5 years.

On May 26, 2025, the Company granted 50,304 stock options to an officer of the Company to purchase common shares of the Company for the price of CAD$4.97 for a period of five years from the date of grant. The options shall vest in 12 equal instalments every month such that all options shall fully vest on the date that is 12 months from the date of grant.

These options have an estimated grant date fair value of $162,653 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 143%; risk-free interest rate of 2.92%; and an expected average life of 5 years.

On May 26, 2025, the Company granted 70,422 stock options to a consultant of the Company to purchase common shares of the Company for the price of CAD$4.97 for a period of five years from the date of grant. The options shall vest in four equal instalments every three month such that all options shall fully vest on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $227,702 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 143%; risk-free interest rate of 2.92%; and an expected average life of 5 years.

On July 11, 2025, the Company granted 200,000 stock options to a consultant of the Company to purchase common shares of the Company for the price of CAD$4.00 for a period of five years from the date of grant. The options shall vest in 12 months from the date of grant. These options have an estimated grant date fair value of $523,906 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 143%; risk-free interest rate of 3.03%; and an expected average life of 5 years.

The Company recorded $232,981 of share-based payments related to stock options during the three months ended March 31, 2026 (three months ended March 31, 2025 - $2,229,373).

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

22.	Share-based payments reserves (continued)

Stock option plan (continued)

The following stock options were outstanding at March 31, 2026:

Number outstanding	Number exercisable	Grant date	Expiry date	Exercise price	Vested fair value at reporting date	Grant date share price (CAD)	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
920,000	920,000	9-Apr-21	9-Apr-26	$1.58	1,120,241	$1.78	145%	5	0%	0.95%
700,000	700,000	18-May-21	18-May-26	$1.22	83,230	$1.25	146%	5	0%	0.95%
400,000	400,000	18-May-21	18-May-26	$1.22	832,151	$1.25	146%	5	0%	0.95%
500,000	500,000	13-Aug-21	13-Aug-26	$1.58	469,962	$1.43	144%	5	0%	0.84%
210,000	210,000	13-Oct-21	13-Oct-26	$2.10	292,262	$2.10	144%	5	0%	1.27%
500,000	500,000	9-Nov-21	9-Nov-26	$3.92	478,839	$3.92	144%	5	0%	1.37%
500,000	500,000	9-May-22	9-May-27	$2.00	437,859	$1.34	146%	5	0%	2.76%
500,000	500,000	20-May-22	20-May-27	$1.00	247,278	$0.75	147%	5	0%	2.70%
500,000	500,000	17-Oct-22	17-Oct-27	$0.17	55,736	$0.17	150%	5	0%	3.60%
500,000	500,000	24-Nov-23	24-Nov-28	$0.29	102,077	$0.29	152%	5	0%	3.83%
4,500,000	4,500,000	4-Dec-23	4-Dec-28	$0.45	1,599,727	$0.45	152%	5	0%	3.54%
100,000	100,000	12-Mar-24	12-Mar-29	$0.69	47,089	$0.69	154%	5	0%	3.47%
62,500	62,500	23-Apr-24	23-Apr-29	$0.77	30,202	$0.77	154%	5	0%	3.79%
250,000	250,000	1-May-24	1-May-29	$0.77	127,929	$0.77	154%	5	0%	3.63%
4,000,000	4,000,000	4-Jun-24	4-Jun-29	$1.26	3,445,474	$1.26	155%	5	0%	4.08%
3,667,187	-	29-Jul-24	29-Jul-29	$2.17	-	$2.39	156%	5	0%	3.20%
100,000	75,000	4-Nov-24	4-Nov-29	$2.28	155,335	$2.30	150%	5	0%	3.04%
46,500	46,500	4-Nov-24	4-Nov-29	$2.28	72,368	$2.30	150%	5	0%	3.04%
100,000	75,000	6-Dec-24	6-Dec-29	$4.50	355,534	$5.24	151%	5	0%	2.81%
35,000	35,000	6-Dec-24	6-Dec-29	$4.50	124,892	$5.24	151%	5	0%	2.81%
100,000	100,000	6-Jan-25	6-Jan-30	$4.59	304,449	$4.59	151%	5	0%	2.96%
850,000	850,000	28-Jan-25	28-Jan-30	$4.52	2,513,793	$4.52	150%	5	0%	2.89%
50,304	41,920	26-May-25	26-May-30	$4.97	159,521	$4.97	143%	5	0%	2.92%
50,304	41,920	26-May-25	26-May-30	$4.97	159,521	$4.97	143%	5	0%	2.92%
70,422	52,817	26-May-25	26-May-30	$4.97	218,969	$4.97	143%	5	0%	2.92%
200,000	-	11-Jul-25	11-Jul-30	$4.00	376,960	$4.00	143%	5	0%	3.03%
19,412,217	15,460,657				13,811,398

The weighted average remaining contractual life of the options exercisable at March 31, 2026 was 2.5 years (December 31, 2025 – 2.70 years).

Warrants

As at March 31, 2026, the Company had share purchase warrants outstanding as follows:

	Number outstanding & exercisable	Grant date	Expiry date	Exercise price	Fair Value	Grant date share price (CAD)	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
Warrants	20,000,000	6-Nov-23	6-Nov-28	$0.20	591,881	$0.17	151.9%	5	0%	3.87%
Warrant issue costs					(5,533)
	20,000,000				586,348

See Note 14 for warrant liability.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

22.	Share-based payments reserves (continued)

Deferred Share Units Plan (DSUs)

In August 2025, the Company adopted the Omnibus Plan. Eligible participants of the Omnibus Plan include any director, officer, employee or consultant of the Company. The Board fixes the vesting terms it deems appropriate when granting DSUs. The number of DSUs that may be granted under the Omnibus Plan may not exceed 5% of the total issued and outstanding Common Shares at the time of grant. The grant date fair value of DSUs is based on the share price on the grant date, unless stated otherwise.

On January 6, 2025, the Company granted 100,000 DSUs to an officer of the Company. These DSUs have a grant day fair value of $330,000 and vest in three equal installments every year, with the first installment vesting one year from the grant date.

On January 28, 2025, the Company granted 1,400,000 DSUs to an officer of the Company. These DSUs have a grant day fair value of $4,553,000 and vest in three equal installments every year, with the first installment vesting one year from the grant date.

On May 26, 2025, the Company granted 35,000 DSUs to consultants of the Company. These DSUs have a grant day fair value of $125,165 and vest in one year from the date of grant.

On May 26, 2025, the Company granted 200,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $715,000 and vested on completion of certain performance conditions. These conditions were met during the year ended December 31, 2025 and as such, the DSUs vested during this period.

On May 26, 2025, the Company granted 60,362 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $216,000 and vest in four equal installments every six months, with the first installment vesting six months from the grant date.

On July 11, 2025, the Company granted 44,323 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $128,000 and vest in four equal installments every six months, with the first installment vesting six months from the grant date.

The Company recorded $543,857 in share-based compensation related to DSUs during the three months ended March 31, 2026 (three months ended March 31, 2025 - $2,885,841).

Restricted Share Units Plan (RSUs)

On May 20, 2025, the Company adopted the Omnibus Plan, which allows for the issuance of RSUs. Eligible participants of the plan include any director, officer, employee or consultant of the Company. The Board fixes the vesting terms it deems appropriate when granting RSUs. The number of RSUs that may be granted under the Omnibus Plan may not exceed 5% of the total issued and outstanding Common Shares at the time of grant. The grant date fair value of RSUs is based on the share price on the grant date, unless stated otherwise.

On October 16, 2025, the Company granted 500,000 RSUs to consultants of the Company. These RSUs have a grant date fair value of $500,000 and vest in eight equal installments every three months following the grant date, with the first installment vesting on the grant date.

On October 16, 2025, the Company granted 500,000 RSUs to consultants of the Company. These RSUs have a grant date fair value of $500,000 and vest on the closing price of the Company’s common shares hitting a specified price. The Company used a Monte Carlo simulation to determine the fair value of these RSUs. The awards were fair valued using the Monte Carlo simulation with the assumptions of a risk free rate of 2.4%, expected volatility of 130.0%, a random variable of nil, a dividend yield of 0.0% and a term of 3.16 years. These RSUs have not vested as of December 31, 2025.

On November 5, 2025, the Company granted 695,000 RSUs to consultants and officers of the Company. These RSUs have a grant date fair value of $1,216,250 and vest in eight equal installments every three months following the grant date, with the first installment vesting on the grant date.

On November 5, 2025, the Company granted 300,000 RSUs to an officer of the Company. These RSUs have a grant date fair value of $525,000 and vest in four equal installments every three months following the grant date, with the first installment vesting on the grant date.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

22.	Share-based payments reserves (continued)

Restricted Share Units Plan (RSUs) (continued)

On November 28, 2025, the Company granted 150,000 RSUs to a consultant of the Company. These RSUs have a grant date fair value of $262,500, with 50,000 RSUs vesting immediately and the remaining 150,000 RSUs vesting six months from the grant date.

On January 1, 2026, the Company granted 26,188 RSUs to directors of the Company. These RSUs have a grant date fair value of $60,057 and vest on the grant date.

On March 31, 2026, the Company granted 53,572 RSUs to directors of the Company. These RSUs have a grant date fair value of $40.354 and vest on the grant date.

Performance Share Units Plan (PSUs)

On May 20, 2025, the Company adopted the share incentive plan, which allows for the issuance of PSUs. Eligible participants of the share incentive plan include any director, officer, employee or consultant of the Company. The Board fixes the vesting terms it deems appropriate when granting PSUs. The number of PSUs that may be granted under the share incentive plan may not exceed 5% of the total issued and outstanding Common Shares at the time of grant.

On October 30, 2025, the Company granted 2,000,000 PSUs to an officer of the Company. These PSUs have a grant date fair value of $3,580,000 and vest when the Company hits specific milestones. As at December 31, 2025, these milestones have not been achieved and no amount has been expensed in relation to this grant. These PSUs will be cash settled with the officer and as such, have been recorded as an accrue liability and have not been included in share-based payment reserve at December 31, 2025.

On October 30, 2025, the Company granted 2,000,000 PSUs to an officer of the Company. These PSUs have a grant date fair value of $3,580,000 and vest in four equal installments every three months following the grant date, with the first installment vesting three months from the grant date. These PSUs will be cash settled with the officer and as such, have been recorded as an accrue liability and have not been included in share-based payment reserve at December 31, 2025.

On November 5, 2025, the Company granted 200,000 PSUs to an officer of the Company. These PSUs have a grant date fair value of $151,000 and vest in four equal installments every four months following the grant date, with the first installment vesting on the grant date.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

23.	Financial instruments

Financial assets and financial liabilities as at March 31, 2026 and December 31, 2025 are as follows:

	Asset / (liabilities) at amortized cost	Assets / (liabilities) at fair value through profit/(loss)	Total
December 31, 2025
Cash	$91,234,090	$-	$91,234,090
Client Cash Deposits	5,615,054	-	5,615,054
Digital assets, digital assets loaned, and digital assets staked	-	515,586,931	515,586,931
Equity investments	-	131,982,050	131,982,050
Public investments	-	272,520	272,520
Private investments	-	29,372,628	29,372,628
Accounts payable and accrued liabilities	(9,270,110)	-	(9,270,110)
Loan payable	(2,611,009)	-	(2,611,009)
Lease liability	(3,102,188)	-	(3,102,188)
Warrant liability	-	(13,599,316)	(13,599,316)
Trading liabilities	-	(24,122,640)	(24,122,640)
ETP holders payable	-	(622,304,667)	(622,304,667)
March 31, 2026
Cash	$87,595,108	$-	$87,595,108
Client Cash Deposits	546,845	-	546,845
Digital assets, digital assets loaned, and digital assets staked	-	381,352,048	381,352,048
Equity investments	-	85,117,890	85,117,890
Public investments	-	201,081	201,081
Private investments	-	29,064,422	29,064,422
Accounts payable and accrued liabilities	(5,602,726)	-	(5,602,726)
Loan payable	-	-	-
Lease liability	(2,968,138)	-	(2,968,138)
Warrant liability	-	(7,808,220)	(7,808,220)
Trading liabilities	-	(17,276,335)	(17,276,335)
ETP holders payable	-	(444,346,794)	(444,346,794)

The Company’s financial instruments are exposed to several risks, including market, liquidity, credit and currency risks. There have been no significant changes in the risks, objectives, policies and procedures from the previous year. A discussion of the Company’s use of financial instruments and their associated risks is provided below:

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies. The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada, the United States and Europe. Deposits held with this institution may exceed the amount of insurance provided on such deposits.

Expected credit losses related to digital assets loaned are recorded in the bad debt expense on the consolidated statement of operations (Note 6 and Note 12). Expected credit losses related to collateral provided on the Company’s loan payable has been recorded through unrealized losses on digital assets in the statement of operations. Expected credit losses for the three months ended March 31, 2026, are as follows:

	Asset	Quantity	Current	Non-current	Gross Total	ECL	Net Total
Counterparty A	SOL	299,521.8630	13,682,479	10,589,953	24,272,432	(106,966)	24,165,466
Counterparty E	BTC	67.97932	4,547,581.04	-	4,547,581	(3,410,686)	1,136,895

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

23.	Financial instruments (continued)

Regulatory Risks

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate. The effect of any future regulatory change on the DeFi ecosystem or any cryptocurrency, project or protocol that the Company may hold is impossible to predict, but such change could be substantial and adverse to the space as a whole, as well as potentially to the Company. Governments may, in the future, restrict or prohibit the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation.

Custodian Risks

The Company uses multiple custodians (or third-party “wallet providers”) to hold digital assets for its DeFi Ventures business line as well as for digital assets underlying Valour Cayman ETPs. Such custodians may or may not be subject to regulation by U.S. state or federal or non-U.S. governmental agencies or other regulatory or self-regulatory organizations. The Company could have a high concentration of its digital assets in one location or with one custodian, which may be prone to losses arising out of hacking, loss of passwords, compromised access credentials, malware or cyberattacks. Custodians may not indemnify us against any losses of digital assets. Digital assets held by certain custodians may be transferred into “cold storage” or “deep storage,” in which case there could be a delay in retrieving such digital assets. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect our trading execution, the value of our and the value of any investment in our common shares. Furthermore, there is, and is likely to continue to be, uncertainty as to how U.S. and non-U.S. laws will be applied with respect to custody of cryptocurrencies and other digital assets held on behalf of clients. For example, U.S.- regulated investment advisers may be required to keep client “funds and securities” with a “qualified custodian”; there remain numerous questions about how to interpret and apply this rule, and how to identify a “qualified custodian” of, digital assets, which are obviously kept in a different way from the traditional securities with respect to which such rules were written. The uncertainty and potential difficulties associated with this question and related questions could materially and adversely affect our ability to continuously develop and launch our business lines. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect the execution of hedging ETPs, the value of the Company’s assets and the value of any investment in the Common Shares.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In addition, some of the investments the Company holds are lightly traded public corporations or not publicly traded and may not be easily liquidated. The Company generates cash flow from proceeds from the disposition of its investments and digital assets. There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. All of the Company’s assets, liabilities and obligations are due within one to three years.

The Company manages liquidity risk by maintaining adequate cash balances and liquid investments and digital assets. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial and non-financial assets and liabilities. As at March 31, 2026, the Company had current assets of $522,979,679 (December 31, 2025 - $667,317,486) to settle current liabilities of $475,646,612 (December 31, 2025 - $672,461,715).

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

23.	Financial instruments (continued)

The following table shows the Company’s source of liquidity by assets / (liabilities) as at March 31, 2026 and December 31, 2025:

	March 31, 2026
	Total	Less than 1 year	1-3 years
Cash	$87,595,108	$87,595,108	$-
Client cash deposits	546,845	546,845	-
Prepaid expenses	9,998,569	9,998,569	-
Digital assets, digital assets loaned, and digital assets staked	381,352,048	365,375,214	15,976,834
Public Investments	201,081	201,081	-
Private investments	29,064,422	-	29,064,422
Equity investments	85,117,890	56,872,332	28,245,558
Accounts payable and accrued liabilities	(5,602,726)	(5,602,726)	-
Loan payable	-	-	-
Trading liabilities	(17,276,335)	(17,276,335)
Lease liability	(2,968,138)	(567,449)	(2,400,689)
ETP holders payable	(444,346,794)	(444,346,794)	-
Total assets / (liabilities)	$123,681,970	$52,795,845	$70,886,125

	December 31, 2025
	Total	Less than 1 year	1-3 years
Cash	$91,234,090	$91,234,090	$-
Client cash deposits	5,615,054	5,615,054	-
Prepaid expenses	9,596,922	9,596,922	-
Digital assets, digital assets loaned, and digital assets staked	515,586,931	482,763,021	32,823,910
Public Investments	272,520	272,520	-
Private investments	29,372,628	-	29,372,628
Equity investments	131,982,050	75,411,946	56,570,104
Accounts payable and accrued liabilities	(9,270,110)	(9,270,110)	-
Loan payable	(2,611,009)	(2,611,009)	-
Trading liabilities	(24,122,640)	(24,122,640)
Lease liability	(3,102,188)	(553,973)	(2,548,215)
ETP holders payable	(622,304,667)	(622,304,667)	-
Total assets / (liabilities)	$122,249,581	$6,031,154	$116,218,427

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

23.	Financial instruments (continued)

Digital assets included in the table above are non-financial assets except USDC. For the purposes of liquidity risk analysis, these non-financial assets were included as they are mainly utilized to pay off any redemptions related to ETP holders payable, a financial liability. The lent and staked digital assets fall under the “less than 1 year” bucket.

Market risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. At March 31, 2026, one investment made up approximately 0.2% (December 31, 2025 – one investment of 0.3%) of the total assets of the Company.

(a)	Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company’s investments are in the technology and resource sector. At March 31, 2026, the company had one investment exposed to market risk (December 31, 2025 – one investment) of the total assets of the Company.

(b)	Interest rate risk

The Company’s cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand at March 31, 2026, a 1% change in interest rates could result in approximately $870,000 change in net loss.

(c)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company’s foreign currency risk arises primarily with respect to Canadian dollar, Euro, Swiss Franc, Swedish Krona and British Pound. Fluctuations in the exchange rates between this currency and the U.S. dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

As at March 31, 2026 and December 31, 2025, the Company had the following financial and non-financial assets and liabilities, (amounts posted in Canadian dollars) denominated in foreign currencies:

	March 31, 2026
	Canadian Dollars	British Pound	Swiss Franc	Swedish Krona	European Euro	Arab Emirates Dirham
Cash	$3,092,564	$1,332,541	$9,336,086	$7,805,639	$9,128,690	$98,153
Private investments	25,065,628	-	-	-	-	-
Public investments	201,081	-	-	-	-	-
Prepaid	-	-	427,282	-	-	22,782
Accounts payable and accrued liabilities	(1,062,222)	-	(204,809)	-	(15,296)	(132,116)
ETP holders payable	-	-	-	(106,242,739)	126,206	-
Net assets (liabilities)	$27,297,051	$1,332,541	$9,558,559	$(98,437,100)	$9,239,600	$(11,181)

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

23.	Financial instruments (continued)

(c)	Currency risk (continued)

	December 31, 2025
	Canadian Dollars	British Pound	Swiss Franc	Swedish Krona	European Euro	Arab Emirates Dirham
Cash	$2,284,909	$51,536	$8,928,624	$12,978,875	$4,570,541	$457,515
Private investments	25,172,753	-	-	-	-	-
Prepaid investment	-	-	528,255	-	-	34,278
Accounts payable and accrued liabilities	(1,003,289)	-	(449,107)	-	(20,219)	(14,057)
ETP holders payable	-	-	-	(285,235,369)	(9,211,650)	-
Net assets (liabilities)	$26,454,373	$51,536	$9,007,772	$(272,256,494)	$(4,661,328)	$477,736

A 10% increase (decrease) in the value of the US dollar against all foreign currencies in which the Company held financial instruments as of March 31, 2026 would result in an estimated increase (decrease) in net income of approximately $5,102,000 (March 31, 2025 - $15,724,000).

(d)	Digital currency risk factors: Perception, Evolution, Validation and Valuation

A digital currency does not represent an intrinsic value or a form of credit. Its value is a function of the perspective of the participants within the marketplace for that digital currency. The price of the digital currency fluctuates as a result of supply and demand pressures that accumulate in the market for it.

Having a finite supply (in the case of many but not all digital currencies), the more people who want to own that digital currency, the more the market price increases and vice-versa.

The most common means of determining the value of a digital currency is through one or more cryptocurrency exchanges where that digital currency is traded. Such exchanges publicly disclose the “times and sales” of the various listed pairs. As the marketplace for digital currencies evolves, the process for assessing value will become increasingly sophisticated.

(e)	Fair value of financial instruments

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

ii.	Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 in the Company’s December 31, 2025 financial statements.

iii.	Digital assets classified as financial assets relate to USDC which is measured at fair value.

iv.	Warrant liability carried at its fair value.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

23.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

The following table illustrates the classification and hierarchy of the Company’s financial instruments, measured at fair value in the statements of financial position as at March 31, 2026 and December 31, 2025.

	Level 1 (Quoted Market price)	Level 2 (Valuation technique -observable market Inputs)	Level 3 (Valuation technique - non-observable market inputs)	Total
Privately traded investments	$-	$-	$29,372,628	$29,372,628
Digital assets	-	496,934,790	18,652,141	515,586,931
Equity investments	-	-	131,982,050	131,982,050
Publicly traded investments	272,520	-	-	272,520
Warrant liability	-	-	(13,599,316)	(13,599,316)
December 31, 2025	$272,520	$496,934,790	$166,407,503	$663,614,813

Privately traded investments	$-	$-	$29,064,422	$29,064,422
Digital assets	-	369,097,082	12,254,966	381,352,048
Equity investments	-	-	85,117,890	85,117,890
Publicly traded investments	201,081	-	-	201,081
Warrant liability	-	-	(7,808,220)	(7,808,220)
March 31, 2026	$201,081	$369,097,082	$118,629,058	$487,927,221

Level 1 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 1 during the periods ended March 31, 2026 and December 31, 2025. These financial instruments are measured at fair value based utilizing quoted market prices. The net realized losses and net unrealized gains are recognized in the statements of loss.

Level 1 investments, financial assets at fair value	March 31, 2026	December 31, 2025
Opening balance	$272,520	$778,085
Realized loss on investments	-	-419,093.00
Unrealized loss on investments	(71,439)	-
Transferred from level 3	-	272,520
Investments sold	-	(358,992)
	$201,081	$272,520

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

23.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

Level 2 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 2 during the periods ended March 31, 2026 and December 31, 2025. These financial instruments are measured at fair value utilizing observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Level 2 investments, financial assets at fair value	March 31, 2026	December 31, 2025
Opening balance	$496,934,790	$555,838,900
Digital assets acquired	1,490,011	232,267,760
Digital assets disposed	(16,118,787)	(87,878,518)
Digital assets earned from staking, lending and fees	1,816,905	12,332,036
Realized gain on digital assets	(34,460,655)	49,635,380
Unrealized losses on digital assets	(89,154,195)	(260,376,909)
Settlement of Genesis loan	-	(6,100,598)
Digital assets transferred in from level 3	7,809,992	2,749,352
Fees and other	779,021	(1,532,613)
	$369,097,082	$496,934,790

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the periods ended March 31, 2026 and December 31, 2025. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Level 3 investments, financial assets at fair value	March 31, 2026	December 31, 2025
Opening balance	$180,006,819	$294,773,144
Transferred to level 1	-	(272,520)
Acquired as subsidiary	-	(379,906)
Realized gain	(3,496,538)	31,217,931
Unrealized (loss)/ gain	(44,074,052)	(121,974,940)
Transferred to level 2	(7,809,992)	(2,749,352)
Foreign exchange gain	161,952	(527,269)
Equity investments disposed	(15,965,179)	(71,685,819)
Equity investments purchased	15,965,179	50,865,445
Management fees	(151,561)	-
Digital assets earned from staking, lending and fees	1,800,650	740,105
	$126,437,278	$180,006,819

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly traded companies.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

23.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

Fair value of financial instruments (continued)

Level 3 investments, financial liabilities at fair value	March 31, 2026	December 31, 2025
Opening balance	$13,599,316	$-
Warrants granted	-	53,195,195
Change in fair value	(5,791,096)	(39,595,879)
	$7,808,220	$13,599,316

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at March 31, 2026 and December 31, 2025.

Description	Fair value	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)
Luxor Technology Corporation	$524,963	Recent financing	Marketability of shares	0% discount
Amina Bank	24,285,752	Market approach	Marketability of shares	0% discount
ZKP Corporation	1,000,000	Recent financing	Marketability of shares	0% discount
Global Benchmarks AB	199,875	Recent financing	Marketability of shares	0% discount
CH Technical Solutions SA	362,038	Recent financing	Marketability of shares	0% discount
Canada Stablecorp Inc.	500,000	Recent financing	Marketability of shares	0% discount
Continental Stable Coin	500,000	Recent financing	Marketability of shares	0% discount
Bonsol Labs Inc.	2,000,000	Recent financing	Marketability of shares	0% discount
TenX Protocols Inc.	272,520	Recent financing	Marketability of shares	0% discount
Equity Investments in digital	131,982,050	Market approach	Discount for lack of marketability	16% discount
Digital assets on loan	18,652,141	Market approach	Discount for lack of marketability	30% discount
December 31, 2025	$180,279,339

Luxor Technology Corporation	$526,102	Recent financing	Marketability of shares	0% discount
Amina Bank	24,338,445	Market approach	Marketability of shares	0% discount
ZKP Corporation	1,000,000	Recent financing	Marketability of shares	0% discount
Global Benchmarks AB	199,875	Recent financing	Marketability of shares	0% discount
CH Technical Solutions SA	-	Recent financing	Marketability of shares	0% discount
Canada Stablecorp Inc.	500,000	Recent financing	Marketability of shares	0% discount
Continental Stable Coin	500,000	Recent financing	Marketability of shares	0% discount
Bonsol Labs Inc.	2,000,000	Recent financing	Marketability of shares	0% discount
TenX Protocols Inc.	201,081	Recent financing	Marketability of shares	0% discount
Equity Investments in digital	85,117,890	Market approach	Discount for lack of marketability	15% discount
Digital assets on loan	12,254,966	Market approach	Discount for lack of marketability	26% discount
March 31, 2026	$126,638,359

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

23.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

Luxor Technology Corporation (“LTC”)

On December 29, 2020, the Company subscribed $100,000 to acquire certain rights to the preferred shares of LTC. The transaction was closed on February 15, 2021. On May 11, 2021, the Company subscribed to additional rights of $62,500. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2026. As at March 31, 2026 the valuation of LTC was $526,102 (December 31, 2025 - $524,963). As at March 31, 2026, a +/- 10% change in the fair value of LTC will result in a corresponding +/- $52,610 (December 31, 2025 - $52,496) change in the carrying amount.

Amina Bank AG (“Amina”)

On January 14, 2022, the Company invested $25,286,777 (CAD$34,498,750) to acquire 3,906,250 non-votes shares of Amina. During the year ended December 31, 2025, the Company impaired its investment in Amina due to the decrease in Amina’s assets under management. As at March 31, 2026, the valuation of Amina was $24,338,445 (December 31, 2025 - $24,285,752). As at March 31, 2026, a +/- 10% change in the fair value of Amina will result in a corresponding +/- $2,433,844 (December 31, 2025 +/- $2,428,575) change in the carrying amount.

ZKP Corporation (“ZKP”)

On August 2, 2024, the Company invested $1,000,000 to acquire shares of ZKP. As at March 31, 2026, the valuation of ZKP was based on the recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2026. As at March 31, 2026, a +/- 10% change in the fair value of ZKP will result in a corresponding +/- $100,000 change in the carrying amount (December 31, 2025 - $100,000).

Global Benchmarks AB (“Global Benchmarks”)

On September 24, 2024, the Company invested $199,875 to acquire shares of Global Benchmarks. As at March 31, 2026, the valuation of Global Benchmarks was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2026. As at March 31, 2026, a +/- 10% change in the fair value of Global Benchmarks will result in a corresponding +/- $19,988 change in the carrying amount (December 31, 2025 - $19,988).

CH Technical Solutions SA (“CH Technical”)

On September 24, 2024, the Company invested $3,971,272 to acquire 25 shares of CH Technical. During the year ended December 31, 2025 and the three months ended March 31, 2026, the Company impaired its investment in CH Technical based on the investments in CH Technical. As at March 31, 2026, the valuation of CH Technical was $nil (December 31, 2025 - $272,520). As at March 31, 2026, a +/- 10% change in the fair value of CH Technical will result in a corresponding +/- $nil change in the carrying amount (December 31, 2025 - $272,520).

TenX Protocols Inc. (“TenX”)

On July 24, 2025, the Company invested $718,339 to acquire 1,334,000 subscription receipts of TenX. During the year ended December 31, 2025, the Company converted its 1,334,000 subscription receipts into 1,334,000 common shares and 667,00 common share purchase warrants. As a result of this conversion, the Company revalues its investment in TenX based on the market price of the TenX shares at the end of each reporting period. As at March 31, 2026, the valuation of TenX was $201,081 (December 31, 2025 - $272,520). As at March 31, 2026, a +/- 10% change in the fair value of TenX will result in a corresponding +/- $10,108 change in the carrying amount (December 31, 2025 - $27,252).

Canada Stablecorp Inc.

On September 9, 2025, the Company invested $499,999 to acquire 303,030 shares of Canada Stablecorp Inc. As at December 31, 2025, the valuation of Canada Stablecorp Inc. was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2026. As at March 31, 2026, a +/- 10% change in the fair value of Canada Stablecorp Inc. will result in a corresponding +/- $50,000 change in the carrying amount (December 31, 2025 - $50,000).

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

23.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

Continental Stable Coin

On July 25, 2025, the Company invested $500,000 to acquire rights to certain preferred shares of Continental Stable Coin. As at March 31, 2026, the valuation of Continental Stable Coin was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2026. As at March 31, 2026, a +/- 10% change in the fair value of Continental Stable Coin will result in a corresponding +/- $50,000 change in the carrying amount (December 31, 2025 - $50,000).

Bonsol Labs Inc. (“Bonsol”)

On November 13, 2025, the Company invested $2,000,000 to acquire rights to certain preferred shares of Bonsol. As at March 31, 2026, the valuation of Bonsol was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2026. As at March 31, 2026, a +/- 10% change in the fair value of Bonsol will result in a corresponding +/- $200,000 change in the carrying amount (December 31, 2025 - $200,000).

SUI Digital Assets Loaned at FVTPL

During Q2 2025, the Company invested $41,160,000 to acquire SUI digital assets. Management used the net asset values as determined by market pricing and applied a 26% discount for lack of marketability. As at March 31, 2026, a +/- 10% change in the fair value of the SUI digital assets loaned will result in a corresponding +/- $1,225,497 change in the carrying amount (December 31, 2025 - $1,865,214).

Equity Investments in Digital Assets Funds at FVTPL (“Equity Investments”)

During Q2 2024, the Company invested $173,814,136 to acquire interest in two entities set up to hold SOL and AVAX acquired from a bankrupt estate. Management used the net asset values as determined by the entities managers and applied a 15% discount for lack of marketability. As at March 31, 2026, a +/- 10% change in the fair value of the Equity Investments will result in a corresponding +/- $8,511,789 change in the carrying amount (December 31, 2025 - $13,198,205).

24.	Digital asset risk

(a)	Digital currency risk factors: Risks due to the technical design of cryptocurrencies

The source code of many digital currencies, such as Bitcoin, is public and may be downloaded and viewed by anyone. As with all code, there may be a bug in the respective code which is yet to be found and repaired and can ultimately jeopardize the integrity and security of one or more of these networks.

Should miners for reasons yet unknown cease to register completed transactions within blocks which have been detached from the block chain, the confidence in the protocol and network will be reduced, which will reduce the value of the digital currency associated with that protocol, and the ETP payable balances that are valued with reference to the respective digital asset.

Protocols for most digital assets or cryptocurrencies are public open-source software, they could be particularly vulnerable to hacker attacks, which could be damaging for the digital currency market and may be the cause for investors to choose other currencies or assets to invest in.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

24.	Digital asset risk (continued)

(b)	Digital currency risk factors: Ownership, Wallets

Rather than the actual cryptocurrency (which are “stored” on the blockchain), a cryptocurrency wallet stores the information necessary to transact the cryptocurrency. Those digital credentials are needed so one can access and spend the underlying digital assets. Some use public-key cryptography in which two cryptographic keys, one public and one private, are generated and stored in a wallet. There are several types of wallets:

-	Hardware wallets are USB-like hardware devices with a small screen built specifically for handling private keys and public keys/addresses.

-	Paper wallets are simply paper printouts of private and public addresses.

-	Desktop wallets are installable software programs/apps downloaded from the internet that hold your private and public keys/addresses.

-	Mobile wallets are wallets installed on a mobile device and are thus always available and connected to the internet.

-	Web wallets are hot wallets that are always connected to the internet that can be stored in a browser or can be “hosted” by third party providers such as an exchange.

(c)	Digital currency risk factors: Political, regulatory risk and technology in the market of digital currencies

The legal status of digital currencies, inter alia Bitcoin varies between different countries. The lack of consensus concerning the regulation of digital currencies and how such currencies shall be handled tax wise causes insecurity regarding their legal status. As all digital currencies remain largely unregulated assets, there is a risk that politics and future regulations may negatively impact the market of digital currencies and companies operating in such market. It is impossible to estimate how politics and future regulations may affect the market. However, future regulations and changes in the legal status of the digital currencies is a political risk which may affect the price development of the tracked digital currencies.

The perception (and the extent to which it is held) that there is significant usage of the digital assets in connection with criminal or other illicit purposes, could materially influence the development and regulation of digital assets (potentially by curtailing the same).

As technological change occurs, the security threats to the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets will likely adapt and previously unknown threats may emerge. The Company’s ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets. To the extent that the Company is unable to identify and mitigate or stop new security threats, the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets may be subject to theft, loss, destruction or other attack.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

25.	Capital management

The Company considers its capital to consist of share capital, share based payments reserves and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;

b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while

c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and

b)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the (a) CBOE Canada (formerly NEO Exchange) which requires one of the following to be met: (i) shareholders equity of at least CAD$2.5 million, (ii) net income from continuing operations of at least CAD$375,000, (iii) market value of listed securities of at least CAD$25 million, or (iv) assets and revenues of at least CAD$25 million, and (b) Nasdaq Capital

26.	Related party disclosures

a)	The condensed consolidated interim financial statements include the financial statements of the Company and its subsidiaries and its respective ownership listed below:

% equity interest
Reflexivity LLC	100
Valour Inc.	100
DeFi Europe AG	100
Stillman Digital Inc.	100
Stillman Bermuda Ltd.	100
Valour Funds SPC	100
Valour Digital Securities Limited	0

b)	Compensation of key management personnel of the Company

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends. The remuneration of directors and other members of key management personnel during the three months ended March 31, 2026 and 2025 were as follows:

	Three months ended March 31,
	2026	2025
Short-term benefits	$1,812,229	$491,031
Shared-based payments	1,003,850	265,606
	$2,816,079	$756,637

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

26.	Related party disclosures (continued)

c)	During the year ended December 31, 2025, the Company incurred $502,545 in legal fees to a firm in which a former director of the Company is a partner.

The Company announced a full-stack sovereign finance framework to modernize the $100 trillion sovereign debt market with SovFi, an entity held by the CEO, an Advisor and the President of the Company. The Company incurred no legal fees related to SovFi in the three months ended March 31, 2026 (December 31, 2025 - $20,000). The $20,000 was repaid by SovFi in May 2026.

The Company has a diversified base of investors. To the Company’s knowledge, no one holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as at March 31, 2026 and December 31, 2025.

d)	The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of March 31, 2026 and December 31, 2025.

Investment	Nature of relationship to investment	Estimated Fair Value
ZKP Corporation*	Former Director (Olivier Roussy Newton) of investee	$1,000,000
Global Benchmarks AB*	Share ownership of investee by director (Per Von Rosen)	199,875
Total investment - March 31, 2026		$1,199,875

*	Private company

Investment	Nature of relationship to investment	Estimated Fair Value
ZKP Corporation*	Former Director (Olivier Roussy Newton) of investee	$1,000,000
Global Benchmarks AB*	Share ownership of investee by director (Per Von Rosen)	199,875
Total investment - December 31, 2025		$1,199,875

*	Private company

27.	Commitments and contingencies

Management Contracts Commitments

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $600,000 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed consolidated interim financial statements. Minimum commitments remaining under these contracts were approximately $3,909,000, all due within one year.

Legal Commitments and Class Action Lawsuit in the United States

The Company is, from time to time, involved in various claims and legal proceedings including a class action lawsuit filed against the Company and certain officers in the United States District Court for the Eastern District of New York which alleges that the Defendants made false and / or misleading statements and / or failed to disclose that: (i) DeFi Technologies was facing delays in executing its DeFi arbitrage strategy, which at all relevant times was a key revenue driver for the Company; (ii) DeFi Technologies had understated the extent of competition it faced from other Digital Asset Treasury companies and the extent to which that competition would negatively impact its ability to execute its DeFi arbitrage strategy; (iii) as a result of the foregoing issues, the Company was unlikely to meet its previously issued revenue guidance for the fiscal year 2025; (iv) accordingly, Defendants had downplayed the true scope and severity of the negative impact that the foregoing issues were having on DeFi Technologies’ business and financial results; and (v) as a result, Defendants’ public statements were materially false and misleading at all relevant times.

The Company does not agree with the allegations in the Class Action Lawsuit and intends to vigorously defend itself in Court. Based on the input from its external legal counsel and the early stage of this dispute, the Company believes in the merits of its legal defenses and as such has not accrued for any potential loss in these financial statements. The Company cannot reasonably predict the likelihood or outcome of these activities. This litigation is at an early stage and the Company cannot presently estimate the likelihood of loss or amount of loss that may be incurred as a result of this lawsuit.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

28.	Operating segments

The Company operates in various business lines based on where the subsidiaries operate. Valour operates the Company’s ETPs business line which involves issuing ETPs, hedging against the underlying digital asset, lending and staking of digital assets and management fees earned on the ETPs as well as any DeFi Alpha related transactions. Stillman and Stillman Bermuda operate the trading platform. The Reflexivity research segment was discontinued effective January 1, 2026.

Information about the Company’s assets by segment is detailed below.

March 31, 2026	DeFi	Stillman Digital	Valour Inc	Total
Cash	46,305,034	10,021,976	31,268,098	87,595,108
Client cash deposits	-	546,845	-	546,845
Public investments, at fair value through profit and loss	201,081	-	-	201,081
Prepaid expenses	260,668	9,173,485	564,416	9,998,569
Digital assets, digital assets loaned, and digital assets staked	-	7,174,311	374,177,737	381,352,048
Equity instruments	-	-	85,117,890	85,117,890
Right-of-use assets	-	-	2,834,512	2,834,512
Investment in associate	2,390,530	-	-	2,390,530
Other non-current assets	28,065,628	-	36,078,988	64,144,616
Total assets	77,222,941	26,916,617	530,041,641	634,181,199
Accounts payable and accrued liabilities	2,861,797	1,311,197	1,429,732	5,602,726
Loans payable	-	-	-	-
Trading liabilities	-	17,276,335	-	17,276,335
Warrant liability	7,808,220	-	-	7,808,220
Lease liability	-	-	2,968,138	2,968,138
Derivative liability	-	-	45,088	45,088
ETP holders payable	-	-	444,346,794	444,346,794
Total liabilities	10,670,017	18,587,532	448,789,752	478,047,301

December 31, 2025	DeFi	Stillman Digital	Valour Inc	Total
Cash	52,948,491	9,203,569	29,082,030	91,234,090
Client cash deposits	-	5,615,054	-	5,615,054
Prepaid expenses	562,981	8,267,049	766,891	9,596,921
Public investments, at fair value through profit and loss	272,520	-	-	272,520
Digital assets, digital assets loaned, and digital assets staked	-	14,066,946	501,519,985	515,586,931
Equity instruments	-	-	131,982,050	131,982,050
Right-of-use assets	-	-	2,999,253	2,999,253
Investment in associate	2,423,934	-	-	2,423,934
Other non-current assets	28,172,752	-	36,680,278	64,853,030
Total assets	84,380,678	37,152,618	703,030,487	824,563,783
Accounts payable and accrued liabilities	2,151,846	5,458,569	1,659,695	9,270,110
Loans payable	-	-	2,611,009	2,611,009
Trading liabilities	-	24,122,640	-	24,122,640
Warrant liability	13,599,316	-	-	13,599,316
Lease liability	-	-	3,102,188	3,102,188
ETP holders payable	-	-	622,304,667	622,304,667
Total liabilities	15,751,162	29,581,209	629,677,559	675,009,930

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

28.	Operating segments (continued)

Information about the Company’s revenues and expenses by segment is detailed below:

Three months ended March 31, 2026	DeFi	Stillman Digital	Valour Inc.	Total
Staking and lending income	-	-	1,894,859	1,894,859
Trading commissions	-	2,902,012	-	2,902,012
Management fees	-	-	1,356,716	1,356,716
Other revenue	109,909	-	6,000	115,909
Revenues excluding realized and net change in unrealized (loss) gain	109,909	2,902,012	3,257,575	6,269,496
Realized and net change in unrealized loss on digital assets	-	(23,001)	(130,066,978)	(130,089,979)
Realized and net change in unrealized loss on equity investments	-	-	(39,054,168)	(39,054,168)
Realized and net change in unrealized gains on ETP payables	-	-	174,112,856	174,112,856
Realized and net change in unrealized loss on derivative liabilities	-	-	(45,088)	(45,088)
Revenues from realized and net change in unrealized (loss) gain	-	(23,001)	4,946,622	4,923,621
Total revenues	109,909	2,879,011	8,204,197	11,193,117

Expenses
Operating, general and administration	3,229,613	1,782,308	3,475,777	8,487,698
Share based payments	1,536,544	-		1,536,544
Amortization - right-of-use asset	-	-	150,205	150,205
Amortization - intangibles	-	24,280	-	24,280
Fees and commissions	11,750	341,599	783,831	1,137,180
Foreign exchange (gain) loss	11,736	(1,692)	59,963	70,007
Total operating expenses	4,789,643	2,146,495	4,469,776	11,405,914
Operating (loss) income	(4,679,734)	732,516	3,734,421	(212,797)

Realized (loss) on investments, net	-	-	-	-
Unrealized (loss) on investments, net	(470,158)	-	-	(470,158)
Interest income	439,239	795	2,522	442,556
Interest expense	-	(1,003)	(334,697)	(335,700)
Loss on investment in associate	(33,404)	-	-	(33,404)
Change in fair value of warrant liabilities	5,791,096	-	-	5,791,096
Bad debt expense	-	-	126,034	126,034
Impairment loss	-	-	(375,928)	(375,928)
Total other income (expenses)	5,726,773	(208)	(582,069)	5,144,496
Net income after tax	1,047,039	732,308	3,152,352	4,931,699
Other comprehensive loss
Foreign currency translation loss	-	-	(26,948)	(26,948)
Net income and comprehensive income for the period	1,047,039	732,308	3,125,404	4,904,751

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

28.	Operating segments (continued)

For the three months ended March 31, 2025	DeFi	Stillman Digital	Valour Inc.	Total
Staking and lending income	-	-	3,522,757	3,522,757
Management fees	-	-	2,532,855	2,532,855
Trading commissions	-	2,084,694	-	2,084,694
Research revenue	-	-	182,750	182,750
Revenues excluding realized and net change in unrealized gain (loss)	-	2,084,694	6,238,362	8,323,056

Realized and net change in unrealized (loss) gain on digital assets	(118,023)	59,251	(159,774,911)	(159,833,683)
Unrealized loss on equity investments	-	-	(84,920,897)	(84,920,897)
Realized and net change in unrealized gains on ETP payables	-	-	280,223,955	280,223,955
Revenues from realized and net change in unrealized gain (loss)	(118,023)	59,251	35,528,147	35,469,375
Total revenue	(118,023)	2,143,945	41,766,509	43,792,431

Expenses
Operating, general and administration	3,470,106	819,570	2,033,149	6,322,825
Share based payments	5,115,208	-	-	5,115,208
Depreciation - property, plant and equipment	-	-	103	103
Amortization - intangibles	371,081	1,937	-	373,018
Fees and commissions	-	252,218	1,065,239	1,317,457
Foreign exchange (gain) loss	(24,170)	701	(635,699)	(659,168)
Total operating expenses	8,932,225	1,074,426	2,462,792	12,469,443
Operating (loss) income	(9,050,248)	1,069,519	39,303,717	31,322,988

Realized (loss) on investments, net	(469,594)	-	-	(469,594)
Unrealized (loss) on investments, net	2,654	-	-	2,654
Interest income	8,112	514	387	9,013
Interest expense	(1,050)	(585)	(117,154)	(118,789)
Total other expenses	(459,878)	(71)	(116,767)	(576,716)
Net (loss) income for the period before taxes	(9,510,126)	1,069,448	39,186,950	30,746,272
Current taxes	-	(746,366)	(86)	(746,452)
Net (loss) income for the period	(9,510,126)	323,082	39,186,864	29,999,820

Other comprehensive loss
Foreign currency translation loss	-	(4,222)	(65,070)	(69,292)
Net (loss) income and comprehensive (loss) income for the period	(9,510,126)	318,860	39,121,794	29,930,528

DeFi Alpha is a division within Valour Inc. looking for arbitrage trading opportunities.  It does not have its own statement of financial position but leverages Valour Inc’s equity for its trades.  The CODM only reviews DeFi Alpha’s trading operating results as part of its consolidated review of Valour and hence it has not been presented separately in the table above. The comparative period has been restated to align with the current period presentation.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

29.	Earning per share

The following table presents the calculation of basic and fully diluted earnings per common share for the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
	2026	2025
Numerator:
Net income (loss) after taxes	$4,931,699	$29,999,820
Denominator:
Weighted average number of common shares - basic	386,635,240	225,670,208
Weighted average effect of dilutive warrants*	14,759,450	15,294,923
Weighted average effect of dilutive options*	2,558,516	11,956,189
Weighted average effect of dilutive DSUs*	2,187,500	2,770,713
Weighted average effect of dilutive RSUs*	75,938	-
Weighted average number of common shares - diluted	406,216,644	255,692,034

Basic earnings (loss) per share	$0.01	$0.13
Diluted earnings (loss) per share	$0.01	$0.12

*	Maximum dilution if all warrants, options and DSUs were exercised would be 83,726,732

30.	Reclassification of Comparative Amounts

The comparative figures have been reclassified to conform with the presentation adopted for 2026.